FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 8, 2005

Commission File Number: 001-10579

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                  No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                  No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELECOMMUNICATIONS COMPANY OF CHILE

TABLE OF CONTENTS

Item
1	Report on the Financial Statements for the years ended December 31, 2004 and 2003 (Consolidated).

2	Management's Discussion and Analysis of the Consolidated Financial Statements for the years ended as of December 31, 2004 and 2003.

Item 1

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE FINANCIAL STATEMENTS
for the years ended
December 31, 2004 and 2003
(CONSOLIDATED)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos

UF:	The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of December 31, 2004)

ASSETS

	Notes	2004	2003
		ThCh$	ThCh$
CURRENT ASSETS
Cash		7,859,890	19,826,344
Time deposits	(34)	53,138,702	5,512,430
Marketable securities, net	(4)	26,120,961	44,289,925
Accounts receivable, net	(5)	146,624,878	212,963,591
Notes receivable, net	(5)	4,563,212	7,535,879
Other receivables	(5)	28,924,667	17,246,222
Due from related companies	(6 a)	21,160,267	18,997,848
Inventories, net		6,408,059	20,473,935
Recoverable taxes		—	15,814,237
Prepaid expenses		3,137,542	7,695,407
Deferred taxes	(7 b)	14,247,630	17,528,897
Other current assets	(8)	110,140,983	43,315,885
TOTAL CURRENT ASSETS		422,326,791	431,200,600

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		26,340,152	28,321,545
Buildings and improvements		189,687,779	190,343,681
Machinery and equipment		3,112,316,611	3,543,119,301
Other property, plant and equipment		257,569,111	385,595,071
Technical revaluation		9,436,071	9,455,025
Less: Accumulated depreciation		2,212,472,622	2,281,219,997
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,382,877,102	1,875,614,626

OTHER LONG-TERM ASSETS
Investment in related companies	(11)	7,621,263	10,273,018
Investment in other companies		3,950	3,950
Goodwill	(12)	19,338,697	162,082,398
Other receivables	(5)	17,440,821	30,961,064
Intangibles	(13)	38,450,118	41,416,755
Less: Accumulated amortization	(13)	6,893,848	4,672,837
Others	(14)	13,456,048	10,475,756
TOTAL OTHER LONG-TERM ASSETS		89,417,049	250,540,104
TOTAL ASSETS		1,894,620,942	2,557,355,330

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of December 31, 2004)

LIABILITIES

	Notes	2004	2003
		ThCh$	ThCh$
CURRENT LIABILITIES
Short-term debt with banks and financial institutions	(15)	19,478,974	19,811,495
Current maturities of long-term debt	(15)	15,516,787	85,431,911
Commercial paper	(17 a)	34,746,717	—
Current maturities of bonds payable	(17 b)	76,398,621	115,522,859
Current maturities of other long-term obligations		32,134	458,901
Dividends payable		1,771,031	113,854
Trade accounts payable	(35)	66,935,017	128,727,583
Notes payable		—	304,306
Other payables	(36)	46,401,050	85,091,154
Due to related companies	(6 b)	27,956,712	25,586,054
Accruals	(18)	7,463,071	11,871,868
Withholdings		15,523,994	12,785,949
Income tax		27,319,414	—
Unearned income		7,700,576	9,076,018
Other current liabilities		1,114,676	5,003,736
TOTAL CURRENT LIABILITIES		348,358,774	499,785,688

LONG-TERM LIABILITIES
Long-term debt with banks and financial institutions	(16)	340,262,113	314,128,186
Bonds payable	(17)	127,836,164	319,449,187
Other accounts payable		2,179,391	6,988,687
Due to related companies	(6 b)	—	21,000,675
Accruals	(18)	29,254,826	19,675,441
Deferred taxes	(7 b)	56,011,841	47,729,995
Other liabilities		4,215,598	4,705,632
TOTAL LONG-TERM LIABILITIES		559,759,933	733,677,803

MINORITY INTEREST	(20)	1,631,223	1,398,355

SHAREHOLDERS' EQUITY	(21)
Paid-in capital		880,977,537	880,977,537
Other reserves		(1,237,651)	(810,979)
Retained earnings		105,131,126	442,326,926
Retained earnings		48,806,351	431,939,697
Net income for the year		311,628,674	10,387,229
Interim dividend (less)		255,303,899	—
TOTAL SHAREHOLDERS' EQUITY		984,871,012	1,322,493,484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,894,620,942	2,557,355,330

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of December 31, 2004)

		2004	2003
		ThCh$	ThCh$
OPERATING RESULTS:
Operating revenues		702,875,206	833,109,969
Less: Operating costs		444,449,995	539,128,218
Gross profit		258,425,211	293,981,751

Less: Administrative and selling expenses		159,291,069	175,740,046
OPERATING RESULTS		99,134,142	118,241,705

NON-OPERATING RESULTS:

Interest income		9,285,886	7,253,943
Equity in earnings of equity-method investees	(11)	720,306	1,121,754
Other non-operating income	(22 a)	475,489,010	12,642,215
Equity in losses of equity-method investees	(11)	177,673	423,974
Less: Amortization of goodwill	(12)	140,402,335	23,660,877
Less: Interest expense and other		54,053,465	62,776,634
Less: Other non-operating expenses	(22 b)	24,670,964	12,782,812
Price-level restatement	(23)	(4,166,614)	385,734
Foreign exchange gain	(24)	13,148,626	264,789
NON-OPERATING GAIN (LOSS), NET		275,172,777	(77,975,862)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		374,306,919	40,265,843

Income taxes	(7 c)	(62,395,207)	(29,734,381)

INCOME BEFORE MINORITY INTEREST		311,911,712	10,531,462

Minority interest	(20)	(283,038)	(144,233)

NET INCOME FOR THE YEAR		311,628,674	10,387,229

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of December 31, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH FLOWS FROM OPERATING ACTIVITIES	221,919,478	291,433,492

Net income for the year	311,628,674	10,387,229

Sales of assets:	(471,335,967)	(5,342,789)

(Gain) loss on sales of property, plant and equipment	15,297	(1,731,090)
Gain on sales of investments (less)	(471,351,264)	(3,679,867)
Loss on sales of investments	—	68,168

Debits (credits) to income that do not represent cash flows :	413,812,994	337,785,829

Depreciation for the year	234,252,467	275,920,648
Amortization of intangibles	2,576,077	1,951,505
Provisions and write offs	35,549,878	36,806,792
Equity in earnings of equity method investees	(720,306)	(1,121,754)
Equity in losses of equity method investees	177,673	423,974
Amortization of goodwill	140,402,335	23,660,877
Price-level restatement	4,166,614	(385,734)
Foreign exchange gain	(13,148,626)	(264,789)
Other credits to income that do not represent cash flows	(1,003,487)	(7,698,661)
Other debits to income that do not represent cash flows	11,560,369	8,492,971

Changes in operating assets Increase (decrease)	(4,261,591)	(28,888,594)

Trade accounts receivable	(13,516,134)	(39,668,607)
Inventories	(13,498,554)	(7,166,473)
Other assets	22,753,097	17,946,486

Changes in operating liabilities (Increase) decrease	(28,207,670)	(22,652,416)

Accounts payable related to operating activities	(61,796,608)	(35,037,566)
Interest payable	(7,336,826)	(3,916,724)
Income taxes payable (net)	44,289,577	19,195,460
Other accounts payable related to non-operating activities	(6,399,548)	(3,772,001)
V.A.T. and other similar taxes payable	3,035,735	878,415

Minority interest	283,038	144,233

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Restated for general price-level changes and expressed
in thousands of constant Chilean pesos as of December 31, 2004)

	2004	2003
	ThCh$	ThCh$
NET CASH USED IN FINANCING ACTIVITIES	(852,006,372)	(176,077,608)

Obligations with the public	34,859,951	20,460,661
Dividends paid (less)	(633,850,272)	(17,134,418)
Loans repaid (less)	(17,184,388)	(96,972,241)
Repayment of obligations with the public (less)	(213,512,442)	(82,426,143)
Repayment of other loans from related companies (less)	(22,319,221)	—
Other sources of financing	—	(5,467)

NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	759,412,068	(102,447,886)

Sales of property, plant and equipment	179,156	1,105,822
Sales of permanent investments	681,208,764	34,335,676
Sales of other investments	17,077,848	60,659,425
Collection of documented loans to related companies	170,044,392	—
Other investment income	—	212
Acquisition of property, plant and equipment (less)	(88,201,418)	(156,836,024)
Investments in financial instruments (less)	(10,929,760)	(33,991,800)
Other investment activities (less)	(9,966,914)	(7,721,197)

NET CASH FLOWS FOR THE YEAR	129,325,174	12,907,998

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(6,347,081)	(518,687)

NET INCREASE OF CASH AND CASH EQUIVALENTS	122,978,093	12,389,311

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,163,925	21,774,614

CASH AND CASH EQUIVALENTS AT END OF YEAR	157,142,018	34,163,925

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
__________________

1.	Composition of Consolidated Group and Registration with the Securities Registry:

a)	The company is an open stock corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance.

b)	Subsidiary companies registered with the Securities Registry:

As of December 31, 2004 the following subsidiaries of the Group are registered with the Securities Registry:

Subsidiaries	Taxpayer N°	Registration Number	Participation (direct & indirect)
			2004%	2003%
Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2.	Significant Accounting Principles:

(a)	Accounting period:

The financial statements cover the years ended December 31, 2004 and 2003.

(b)	Basis of preparations:

These consolidated financial statements (hereinafter the financial statements) have been prepared in accordance with Generally Accepted Accounting Principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between Generally Accepted Accounting Principles in Chile issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards set forth by the Superintendency shall prevail for the Company.

(c)	Basis of presentation:

The consolidated financial statements for 2003 and their notes have been adjusted for comparison purposes by 2.5% in order to allow comparison with the 2004 financial statements.

For comparison purposes there have been certain reclassifications made to the 2003 financial statements.

(d)	Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant inter company transactions have been eliminated and the participation of minority investors has been recognized under Minority Interest (See Note 20).

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

Companies included in consolidation:

As of December 31, 2004 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

Taxpayer N°	Company Name	Participation Percentage
		2004			2003 Total
		Direct	Indirect	Total
79,727,230-2	CTC Isapre S.A. (1)	—	—	—	99.99
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	—	99.99	99.99
96,551,670-0	Telefónica Mundo S.A.	99.16	—	99.16	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96,786,140-5	Telefónica Móvil S.A. (2)	—	—	—	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	—	50.00	50.00
96,887,420-9	Globus 120 S.A.	99.99	—	99.99	99.99
96,971,150-8	Telemergencia S.A.	99.67	0.32	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	—	99.99	99.99
90,184,000-8	Comunicaciones Mundiales S.A. (3)	—	—	—	99.66
96,834,320-3	Telefónica Internet Empresas S.A. (4)	—	99.99	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A. (5)	—	79.99	79.99	79.99
78,703,410-1	Tecnonáutica S.A.	—	99.99	99.99	99.99
96,934,950-7	Portal de Pagos e Información S.A. (6)	—	—	—	99.99
96,893,540-2	Infochile S.A. (5)	—	—	—	99.99

1)	On September 1, 2003, Telefónica CTC Chile, sold 100% of its participation in this subsidiary for UF 9,175, which resulted in Telefónica CTC Chile recognizing a loss on sale of subsidiary of ThCh$ 66,705.

2)	On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A.. This transaction meant a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which were paid on July 28, 2004. For Telefónica CTC Chile this transaction meant recognizing a net of tax gain of US$ 470 million after extraordinary amortization of the balance of goodwill on this investment as of June 2004 (see Note 12c).

3)	The Extraordinary Shareholders' Meeting of Telefónica Empresas CTC Chile S.A., held on December 9, 2003, approved the absorption by incorporation of the subsidiary Comunicaciones Mundiales S.A.

4)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

5)	On December 1, 2003, the Board of Telefónica Empresas CTC Chile S.A. approved the sale of its shareholding in that company as of that date, to its subsidiary Telefónica Internet Empresas S.A.

6)	By means of public deeds dated December 1, 2003 and December 31, 2003, the Boards of Portal de Pagos e Información S.A. and Infochile S.A. recorded the absorption of these companies by Tecnonáutica S.A.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

(e)	Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both years. The accumulated variation in the CPI as of December 31, 2004 and 2003, for opening balances, is 2.5% and 1.0%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each year end:

Year	US$	EURO	UF
2004	557.40	760.13	17,317.05
2003	593.80	744.95	16,920.00

Foreign exchange gains/losses, are credited or debited to income for the year.

(g)	Time deposits:

Time deposits are carried at cost, price-level restated (if necessary), plus accrued interest.

(h)	Marketable securities:

Fixed income securities are carried at price-level restated cost or market value, whichever is less, plus accrued interest at each year end, using the real interest rate calculated at the date of acquisition.

Investments in mutual fund units are carried at the value of the unit at each year end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

(i)	Inventories:

Equipment, is carried at price-level restated purchase or development cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

(j)	Subsidies on sale of cellular telephones:

Represents the difference between the cost at which Telefónica Móvil de Chile S.A. acquires the cellular equipment from its suppliers and the price at which they are sold to its customers, that is the of subsidy granted to customers.

The amount of subsidy both for prepayment as well as contract, with the exception of in accommodation, is charged to income at the time the equipment is sold.

(k)	Accommodation Contracts:

The acquisition cost of these cellular units is capitalized as property, plant and equipment and is depreciated over a term of 24 months from the date the contract is signed. The initial depreciation charge is recorded during the month the contract is signed.

As of June 1, 2002, as a customer retention commercial strategy, the company implemented a customer loyalty policy, which consists in changing equipment that is 18 months old related to accommodation contracts. Based on the above, depreciation provisions have been established for early write-off of equipment.

As of September 2003, the Company changed the manner in which it commercializes accommodation cellular equipment for rental cellular equipment, by means of which the equipment is delivered for use during an agreed upon period of time, while the Company maintains ownership of the equipment.

(l)	Allowance for doubtful accounts:

Differentiated percentages are applied when calculating allowance for doubtful accounts, taking into consideration aging of and eventual administrative collections costs, reaching in some cases 100% of debts past due more older than 120 days and 180 days in the case of large customers (corporations).

(m)	Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of June 30, 1986, as authorized in Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

(n)	Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.93%.

(ñ)	Leased assets:

Leased assets with a purchase option.

Leased assets with a purchase option which are under contracts which meet the characteristics of a financial lease, are recorded as "Other Assets". These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(o)	Intangibles

i)	Rights to underwater cable:

Corresponds to the rights acquired by the Company, for of use underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii)	Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

iii)	License for the use of radio-electric space:

Corresponds to the cost incurred in obtaining licenses for the use of broad-band width. They are shown at price-level restated value and are amortized over the concession term (30 years from the date of publication in the Official Gazette of the decrees that formalize the granting of the respective licenses).

(p)	Investments in related companies:

These investments are accounted for under the equity method which recognizes the investee's share of income on an accrual basis. For investments abroad the valuation methodology applied is that defined in Technical Bulletin N°64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(q)	Goodwill:

In the case of investments made though December 31, 2003, corresponds to the excess of the purchase price of an investment over the net book value of the assets acquired and liabilities assumed, under the equity method. Goodwill amortization periods have been determined considering factors such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad are controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin N°64 of the Chilean Accountants Association. (See Note 11).

Goodwill impairment has been assessed as required in Circular No. 151, of the Superintendency of Securities and Insurance and Technical Bulletin No. 72, of the Chilean Association of Accountants.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

(r)	Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets.

(s)	Obligations with the public:

•	Bonds payable: are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized straight-line over the term of the respective bond (see notes 8 and 14).

•	Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(t)	Income tax and deferred income tax:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, utilizable tax loss carry forwards, and other events that create differences between the tax and accounting base, is recorded following Technical Bulletins No. 60 and 69 of the Chilean Accountants Association and as established by the Chilean Superintendency of Securities and Insurance in Circular N°1,466 dated January 27, 2000.

On September 28, 2001 Law N°19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereon. As of December 31 of each period presented, deferred tax assets and liabilities reflect the increase in tax rate. Recognition for the effect on deferred taxes from an increase in income tax rates follows Technical Bulletin N°71 issued by of the Chilean Accountants Association. (See Note 7).

(u)	Staff severance indemnities:

For employees subject to this benefit the Company's staff severance indemnities obligation is provided for applying the present value the obligation using an annual discount rate of 7%, considering the projected service periods of the employee determined on the basis of actuarial calculations (see note 19).

Actuarial gains and losses are deferred and amortized over average periods of employee service.

(v)	Operating revenues:

The Company's revenues are recognized on an accrual basis in accordance with generally accepted accounting principles in Chile. Since billing is performed on cycle rather than month-end dates, revenue has been accrued for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

(w)	Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin N°57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Creditors, as applicable. The exchange cover insurance premium implicit in the contract is deferred and amortized using the straight-line method over the term of the same.

(x)	Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into, are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired there under are shown under Other Creditors or under Other Current Assets, as applicable (See Note 27).

(y)	Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

(z)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(aa)	Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized over the total or partial disposal of these investments.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

2.	Significant Accounting Principles, continued:

(ab)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and Circular No. 1,312 of the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days as cash equivalents.

Cash flows related to the Company's line of business and all those not defined as from investment or financing activities are included under "Cash Flows from Operating Activities".

(ac)	Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these, are incurred, recording the net balances receivable and payable of each correspondent under "Trade Accounts Receivable" or "Accounts Payable" as applicable.

3.	Accounting Changes:

a)	Accounting changes

During the years covered in these financial statements, the accounting principles have been consistently applied.

b)	Change in estimate

As established in Technical Bulletin No. 8 of the Chilean Association of Accountants, and derived from the current conditions in the collective agreements, the Company modified the estimation of future permanence of employees subject to the mentioned agreements. As a product of this change in estimate, the Company recorded deferred charge for ThCh$ 6,008,992 at the beginning of the year which will be amortized over the period of future permanence of employees eligible for the benefit (see Note 14b).

c)	Change of reporting entity:

i)	Sale of Compañía de Teléfonos Isapre S.A.:

On September 2, 2003, the sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed and its net effect resulted in a ThCh$66,705 (historic) loss on the sale of that investment.

ii)	Sale of Telefónica Móvil de Chile S.A.

Due to the sale of the shares the company held in subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

3.	Accounting Changes, continued:

c)	Change of reporting entity, continued:

As of December 31, 2003 this investment was consolidated. The balance sheet of Telefónica Móvil de Chile S.A. at that date was as follows:

Assets	2003 ThCh$	Liabilities	2003 ThCh$
Current Assets	88,568,354	Current Liabilities	120,285,807
Property, Plant and Equipment	358,599,935	Long-Term Liabilities	125,744,985
Other Long-Term Assets	14,595,150	Shareholders' Equity	215,732,647
Total Assets	461,763,439	Total Liabilities and Shareholders' Equity	461,763,439

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

	Jan-Dec 2004 ThCh$	Jan-Dec 2003 ThCh$	Variation
			ThCh$	%
Operating revenues	576,496,055	600,418,277	(23,922,222)	-4.0%
Operating costs	(473,878,230)	(496,020,799)	22,142,569	-4.5%
Salaries and employee benefits	(76,223,681)	(77,374,932)	1,151,251	-1.5%
Depreciation	(192,032,223)	(207,548,689)	15,516,466	-7.5%
Goods and services	(205,622,326)	(211,097,178)	5,474,852	-2.6%
OPERATING RESULTS	102,617,825	104,397,478	(1,779,653)	-1.7%
Interest income	14,158,699	15,727,926	(1,569,227)	-10.0%
Equity in earnings of equity-method investees (1)	(7,435,679)	5,353,796	(12,789,475)	C.S.
Amortization of goodwill	(140,402,335)	(23,660,877)	(116,741,458)	493.4%
Interest expense	(53,584,979)	(61,885,810)	8,300,831	-13.4%
Other non-operating expenses	450,660,842	2,298,490	448,362,352	19,506.8%
Price-level restatement	9,632,011	133,789	9,498,222	7,099.4%
NON-OPERATING RESULTS	273,028,559	(62,032,686)	335,061,245	C.S.
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	375,646,384	42,364,792	333,281,592	786.7%
Income taxes	(63,734,672)	(31,833,330)	(31,901,342)	100.2%
Minority interest	(283,038)	(144,233)	(138,805)	96.2%
NET INCOME FOR THE PERIOD	311,628,674	10,387,229	301,241,445	2,900.1%

(1)	In 2004 Telefónica Móvil de Chile S.A., incurred a loss of ThCh$ 7,978,287, whereas in 2003 its net income was ThCh$ 4,656,002.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

4.	Marketable Securities:

The balance of marketable securities is as follows:

	2004 ThCh$	2003 ThCh$
Shares (a)	439,546	470,234
Publicly offered promissory notes	25,681,415	43,503,554
Mutual fund units	—	316,137
Total Marketable Securities	26,120,961	44,289,925

Shares

Taxpayer No.	Company Name	Number of Shares	Interest %	Market Quote per share ThCh$	Market Value ThCh$	Restated Cost ThCh$
Foreign	INTELSAT	96,022	0.057%	—	—	439,546
Value of investment portfolios					—	439,546
Adjustment to market value provision					—	—
Book value of investment portfolio					—	439,546

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate
Zero-051201	Dec-2002	Oct-2005	2,974,206	3,483,329	5.07	3,530,989	—
Zero-051101	Dec-2002	Nov-2005	1,419,031	1,693,521	5.85	1,716,749	—
Zero-051001	Dec-2002	Dec-2005	11,146,556	13,315,639	5.85	13,502,502	—
Sub-Total			15,539,793	18,492,489		18,750,240	—
BCD-501005	Sep-2004	Oct-2005	2,787,000	2,853,362	5.00	2,853,362	33,854
BCD-501005	Nov-2004	Oct-2005	1,393,500	1,426,332	5.00	1,426,332	4,616
BCD-501005	Dec-2004	Sep-2005	2,787,000	2,909,232	5.00	2,911,454	—
Sub-Total			6,967,500	7,188,926		7,191,148	38,470
Total			22,507,293	25,681,415	—	25,941,388	38,470

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

5)	Current and long-term receivables:

The detail of current and long-term receivables is as follows:

Description	Current
	Up to 90 days		Over 90 up to 1 year		Subtotal 2004 ThCh$	Total Current (net)				Long-term
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$		2004		2003		2004 ThCh$	2003 ThCh$
						ThCh$	%	ThCh$	%
Trade accounts receivable	218,916,204	287,748,331	6,837,623	10,658,446	225,753,827	146,624,878	100.0	212,963,591	100.0	2,072,828	4,642,612
Standard telephony service	151,452,021	165,387,825	3,984,556	8,863,641	155,436,577	87,172,573	59.45	108,142,330	50.78	2,072,828	4,642,612
Long distance	41,492,909	44,750,957	—	—	41,492,909	34,530,424	23.55	41,020,546	19.26	—	—
Mobile	—	50,112,953	—	—	—	—	—	38,989,773	18.31	—	—
Communications companies	21,981,344	23,081,603	2,760,633	1,794,470	24,741,977	21,277,762	14.51	20,542,213	9.65	—	—
Others	3,989,930	4,414,993	92,434	335	4,082,364	3,644,119	2.49	4,268,729	2.00	—	—
Allowance for doubtful accounts	(77,083,766)	(81,011,366)	(2,045,183)	(4,431,820)	(79,128,949)	—		—		—	—
Notes receivable	12,052,045	15,867,332	699,983	422,032	12,752,028	4,563,212		7,535,879		—	—
Allowance for doubtful notes	(8,188,816)	(8,753,485)	—	—	(8,188,816)	—		—		—	—
Miscellaneous accounts receivable	11,379,621	14,138,120	17,545,046	3,108,102	28,924,667	28,924,667		17,246,222		15,367,993	26,318,452
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—
						Total long-term receivables				17,440,821	30,961,064

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements , continued
__________________

6.	Balances and transactions with related entities:

a)	Due from:

Taxpayer No.	Company	Short-term		Long-term
		2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	111,342	49,823	—	—
Foreign	Telefónica España	40,000	659,965	—	—
Foreign	Telefónica Internacional Chile S.A.	—	6,813	—	—
93,541,000-2	Impresora Comercial y Publiguías S.A.	4,211,378	3,518,463	—	—
Foreign	Telefónica Sao Paulo	—	241,665	—	—
Foreign	Emergia U.S.A.	44,003	—	—	—
96,834,230-4	Terra Networks Chile S.A.	588,828	1,265,268	—	—
96,895,220-k	Atento Chile S.A.	257,803	405,164	—	—
96,545,480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	—	301,788	—	—
96,910,730-9	Emergia Chile S.A.	42,106	129,777	—	—
Foreign	Telefónica LD Puerto Rico	2,569	—	—	—
Foreign	Telefónica Data EEUU	50,104	330,221	—	—
Foreign	Telefónica Data España	92,163	413,203	—	—
Foreign	Telefónica Argentina	190,973	1,119,230	—	—
Foreign	Emergia S.A. (Uruguay)	—	45,103
96,786,140-5	Telefónica Móvil de Chile S.A.	6,200,708	—	—	—
Foreign	Telefónica Procesos Tec. de Información	9,136,863	9,976,868	—	—
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	1,669	5,999	—	—
Foreign	Telefónica Whole Sale International Services	189,758	452,647	—	—
82,049,000-2	Coasin Chile S.A.	—	75,851	—	—
	Total	21,160,267	18,997,848	—	—

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b)	Due to:

Taxpayer No.	Company	Short-term		Long-term
		2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
96,942,730-3	Telefönica Mobile Solutions Chile S.A.	—	1,452,155	—	—
Foreign	Telefónica España	172,794	232,241	—	—
96,527,390-5	Telefónica Internacional Chile S.A.	270,146	270,551	—	21,000,675
93,541,000-2	Impresora Comercial y Publiguías S.A.	1,248,641	1,113,562	—	—
Foreign	Telefónica Perú	38,369	32,947	—	—
96,834,230-4	Terra Networks Chile S.A.	4,195,523	4,979,587	—	—
96,895,220-k	Atento Chile S.A.	1,776,718	4,567,808	—	—
96,910,730-9	Emergia Chile S.A.	129,078	515,223	—	—
Foreign	Emergia S.A. (Uruguay)	—	4,408,582	—	—
Foreign	Telefónica Guatemala	2,016	2,202	—	—
Foreign	Telefónica El Salvador	144,134	157,385	—	—
96,786,140-5	Telefónica Móvil de Chile S.A.	11,968,083	—	—	—
96,545,480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	—	108	—	—
Foreign	Telefónica Procesos Tec. de Información	7,076,254	7,253,160	—	—
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	33,168	6,285	—	—
Foreign	Telefónica Whole Sale International Services	892,342	575,672	—	—
Foreign	Telefónica LD Puerto	—	3,159	—	—
78,868,200-k	Atento Recursos Ltda.	—	10,668	—	—
82,049,000-2	Coasin Chile S.A.	—	4,759	—	—
Foreign	Telefónica Sao Paulo	9,446	—	—	—
	Total	27,956,712	25,586,054	—	21,000,675

As per Article No. 89d of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

The balance of long-term accounts with related companies, corresponds to the mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is in a contract denominated in dollars with undefined maturities, which accrue interest at a fixed annual rate of 2.07%.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
(Translation of financial statements originally issued in Spanish)
__________________

6.	Balances and transactions with related entities, continued:

c)	Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2004 ThCh$		2003 ThCh$
				Amount	Effect on income	Amount	Effect on income
Telefónica España	Foreign	Parent Co.	Sales Purchases	510,336 (321,227)	510,336 (321,227)	— —	— —
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases Financial Expenses	(542,386) (259,694)	(542,386) (259,694)	(542,126) (533,333)	(542,126) (533,333)
Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales Purchases Financial Income Other Non-operating Income	5,573,038 (5,590,375) 6,502,477 —	5,573,038 (5,590,375) 6,502,477 —	5,407,871 (6,569,252) 351,624 1,606,859	5,407,871 (6,569,252) 351,624 1,606,859
Terra Networks Chile S.A.	96.834.230-4	Associate	Sales Purchases	5,470,643 (1,983,263)	5,470,643 (1,983,263)	5,993,078 (2,328,558)	5,993,078 (2,328,558)
Atento Chile S.A	96.895.220-k	Associate	Sales Purchases Other Non-operating Income	1,069,304 (17,009,235) —	1,069,304 (17,009,235) —	979,192 (12,465,811) 17,153	979,192 (12,465,811) 17,153
Emergia Chile S.A.	96.910.730-9	Associate	Sales Purchases Other Non-operating Income	667,097 (76,223) —	667,097 (76,223) —	1,087,685 (84,368) —	1,087,685 (84,368) —
Telefónica Argentina	Foreign	Associate	Sales Purchases	1,202,242 (847,786)	1,202,242 (847,786)	— —	— —
Telefónica Mobile Solutions Chile S.A.	96.942.730-3	Associate	Sales	11,755	11,755	—	—
Telefónica Wholesale International Services	Foreign	Associate	Sales Purchases	212,987 (2,256,493)	212,987 (2,256,493)	382,356 (1,534,171)	382,356 (1,534,171)
Telefónica Sao Paulo	Foreign	Associate	Sales Purchases	179,247 (189,910)	179,247 (189,910)	— —	— —
Telefónica International Wholesale Services Guatemala S.A.	Foreign	Associate	Sales Purchases	7,833 (17,222)	7,833 (17,222)	— —	— —
Telefónica Perú	Foreign	Associate	Sales Purchases	547,945 (614,368)	547,945 (614,368)	— —	— —
Telefónica LD Puerto Rico	Foreign	Associate	Sales Purchases	14,720 (13,454)	14,720 (13,454)	— —	— —
Telefónica El Salvador	Foreign	Associate	Sales	(32,500)	(32,500)	—	—
Telefónica Móvil de Chile S.A.	96.786.140-5	Associate	Sales Purchases Financial income	6,945,172 (19,236,543) 695,988	6,945,172 (19,236,543) 695,988	— — —	— — —
Atento Recursos Ltda.	78.868.200-k	Associate	Purchases	—	—	(13,569)	(13,569)
Telefónica Móviles S.A.	Extranjera	Associate	Other Non-operating Income Amortization goodwill	464,847,415 (133,872,010)	464,847,415 (133,872,010)	— —	— —

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A.. It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________________

7.    Income tax and deferred taxes:

a) General information:

As of December 31, 2004 and 2003 Head Office has provided for a first category income tax of ThCh$ 15,283,524 and ThCh$ 5,335,675, respectively.

In addition, as of December 31, 2004 and 2003 a first category income tax in subsidiaries was provided of ThCh$ 9,908,173 and ThCh$ 4,459,182, respectively.

As of December 31, 2004, accumulated tax losses amount to ThCh$ 9,332,756 and correspond mainly to Telefónica Asistencia y Seguridad S.A., which for 2003 reached ThCh$ 27,920,688, corresponding mainly to former subsidiary Telefónica Móvil de Chile S.A.

The companies in the group with positive Taxed Retained Earnings and their associated credits are as follows:

Subsidiaries	Taxed Retained Earnings w/15% credit ThCh$	Taxed Retained Earnings w/16% credit ThCh$	Taxed Retained Earnings w/16.5% credit ThCh$	Taxed Retained Earnings w/17% credit ThCh$	Taxed Retained Earnings w/o credit ThCh$	Amount of credit ThCh$
CTC Equipos y Servicios de Telecomunicaciones S.A.	3	545,908	2,486,900	2,816,366	2,824,402	5,849,177
Telefónica Mundo S.A.	—	1,888,094	963,473	4,099,089	4,133,603	6,950,656
Globus 120 S.A.	374,527	154,805	112,738	99,665	104,651	741,735
Telefónica Empresas CTC Chile S.A.	162,401	1,393,774	965,255	2,834,946	2,928,463	5,356,377
Administradora de Sistemas de Telepeajes de Chile S.A.	—	—	—	57,820	57,820	57,820
Total	536,931	3,982,581	4,528,366	9,907,886	10,048,939	18,955,765

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________________

7.    Income tax and deferred taxes,   continued:

b) Deferred taxes:

As of December 31, 2004 and 2003, deferred tax liabilities amounted to ThCh$ 41,764,211 and ThCh$ 30,201,098, respectively and the detail is as follows:

	2004				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Temporary differences
Allowance for doubtful accounts	12,965,656	—	—	—	14,758,399	—	—	—
Vacation provision	652,674	—	—	—	819,047	—	—	—
Tax benefits for tax losses	—	1,537,122	—	—	—	21,138,354	—	—
Staff severance indemnities	—	—	—	6,165,790	—	2,467	—	6,961,082
Leased assets and liabilities	—	62,761	—	89,725	70,873	634,988	—	124,751
Property, plant and equipment	2,780	3,863,861	—	173,239,003	62,146	4,747,159	—	201,212,332
Difference in amount of capitalized staff severance	—	723,561	—	—	—	920,127	—	—
Software	—	—	—	3,312,001	—	—	—	1,000,334
Deferred charge on sale of assets	—	—	—	1,198,591	—	—	—	2,326,363
Collective negotiation bonus	—	—	—	56,361	—	—	—	140,543
Other	626,520	261,005		1,258,656	1,826,931	361,409	8,499	1,445,509
Sub-Total	14,247,630	6,448,310	—	185,320,127	17,537,396	27,804,504	8,499	213,210,914
Complementary accounts net of accumulated amortization	—	(3,901,971)	—	(126,761,947)	—	(10,515,580)	—	(148,191,995)
Sub-Total	14,247,630	2,546,339	—	58,558,180	17,537,396	17,288,924	8,499	65,018,919
Tax reclassification	—	(2,546,339)	—	(2,546,339)	(8,499)	(17,288,924)	(8,499)	(17,288,924)
Total	14,247,630	—	—	56,011,841	17,528,897	—	—	47,729,995

As indicated in Note 2d numeral 2, as of December 31, 2003, balances of net deferred tax assets from Telefónica Móvil de Chile S.A. of ThCh$ 8,633,023 are included in the amount. In the 2004, financial statements of that company were consolidated until June 30, 2004, and the effect in income of deferred tax assets and liabilities and their corresponding complementary accounts amounted to ThCh$ 1,353,312.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________________

7.    Income tax and deferred taxes,   continued:

c) Income tax breakdown:

The current tax expense shown in the following table arises from the determination of taxable income:

Description	2004 ThCh$	2003 ThCh$
Current tax expense before tax benefits (income tax)	26,245,231	23,636,363
Current tax expense (article 21 single tax at 35%)	31,532	85,814
Current tax expense (first category tax in the nature of a single income tax)	36,279,149	—
Tax expense adjustment (previous year)	(4,993,898)	(754,959)
Income tax subtotal	57,562,014	22,967,218
- Current year's deferred taxes	(9,261,585)	8,822,059
- Tax benefits from tax loss carry forwards	(1,056,934)	(13,841,506)
- Effect of amortization of deferred assets and liabilities complementary accounts	15,151,712	11,786,610
Deferred tax subtotal	4,833,193	6,767,163

Total income tax expense	62,395,207	29,734,381

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________________

8.    Other Current Assets:

The detail of other current assets is as follows:

	2004 ThCh$	2003 ThCh$
Fixed income securities purchased with resale agreement	96,143,426	8,509,014
Deferred union contract bonus (a)	2,252,809	2,299,268
Deferred exchange insurance premiums	791,381	791,463
Telephone directories for connection program	3,438,433	4,317,171
Deferred higher bond discount rate (note 25)	574,764	511,902
Deferred disbursements for placement of bonds (note 25)	418,261	1,243,184
Commercial paper issuance costs (note 25)	177,167	—
Deferred disbursements for foreign financing proceeds (b)	404,600	657,151
Adjustment to market value for mobile equipment (c)	—	4,527,412
Exchange difference insurance receivable (net of partial liquidations)	4,691,296	18,387,530
Others	1,248,846	2,071,790
Total	110,140,983	43,315,885

(a)	During June 2002, the Company signed a 2-year collective agreement with certain employees (3 years for employees of Telefónica Móvil) granting them among other benefits, a special signing bonus. That bonus was paid between June and July 2002 (for employees of Telefónica Móvil a second installment was be paid in May 2004 in the amount of ThCh$ 440,000 (historical)). The total benefit amounts to ThCh$ 2,494,544 (historical), and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$ 3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under "Other Long-term" (Note 14).

(b)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to the adjustment to market value of cellular/mobile equipment in stock at period end, and which is charged to results based on the client plan (contract or prepaid) for said equipment, with the exception of accommodation and rented equipment.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)
__________________

9.    Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$1,173,181	0.22%	1,174,902	BCP0800709	1,174,042
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$442,848	0.22%	443,498	BCP0800806	443,173
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$7,654,164	0.22%	7,665,390	BCP0800806	7,659,777
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.		$2,227,059	0.22%	2,230,326	BCP0800907	2,228,693
CRV	Dec.23,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO		$275,307	0.22%	275,690	BCP0800805	275,468
CRV	Dec.27,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO		$46,338	0.22%	46,388	BCP0800614	46,352
CRV	Dec.27,2004	Jan.11,2005	BCI		$4,000,000	0.21%	4,004,200	BCP0800708	4,001,120
CRV	Dec.15,2004	Jan.12,2005	BCI		$8,700,000	0.21%	8,717,052	BCP0800708	8,709,744
CRV	Dec.29,2004	Jan.18,2005	BCI		$5,063,825	0.21%	5,070,914	PDBC050121	5,064,533
CRV	Dec.29,2004	Jan.18,2005	BCI		$152,427	0.21%	152,641	BCP0800806	152,449
CRV	Dec.29,2004	Jan.18,2005	BCI		$624,483	0.21%	625,357	BCP0800806	624,570
CRV	Dec.29,2004	Jan.18,2005	BCI		$441,027	0.21%	441,644	BCP0800709	441,088
CRV	Dec.29,2004	Jan.18,2005	BCI		$127,838	0.21%	128,017	BCP0800709	127,856
CRV	Dec.29,2004	Jan.18,2005	BCI		$31,696	0.21%	31,741	BCP0800406	31,701
CRV	Dec.29,2004	Jan.18,2005	BCI		$15,998	0.21%	16,020	BCP0800406	16,000
CRV	Dec.29,2004	Jan.18,2005	BCI		$42,706	0.21%	42,766	BCP0800406	42,712
CRV	Dec.28,2004	Jan.19,2005	ABN AMRO BANK CHILE		$5,492	0.19%	5,500	BCP0800806	5,493
CRV	Dec.28,2004	Jan.19,2005	BANCO SANTANDER SANTIAGO		$2,094,084	0.25%	2,097,923	BCP0801205	2,094,607
CRV	Dec.28,2004	Jan.19,2005	BANCO SANTANDER SANTIAGO		$105,916	0.25%	106,110	BCP0800907	105,943
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$1,157,081	0.25%	1,159,203	BCP0800614	1,157,452
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$1,562,060	0.25%	1,564,923	BCP0800614	1,562,561
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$366,494	0.25%	367,166	BCP0800907	366,617
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$666,353	0.25%	667,575	BCP0800907	666,576
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.		$2,205,861	0.25%	2,209,905	BCP0801205	2,206,644
CRV	Dec.30,2004	Jan.07,2005	BANKBOSTON	UF	18,670	0.18%	18,679	CERO010108	18,671
CRV	Dec.21,2004	Jan.10,2005	ABN AMRO BANK CHILE	UF	2,200,000	0.18%	2,202,640	BCU0500907	2,201,320
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	2,062,672	0.20%	2,065,422	PRC1D0896	2,064,047
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	488,394	0.20%	489,045	PRC1D0498	488,720
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	564,481	0.20%	565,234	PRC1D0897	564,858
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	351,411	0.20%	351,880	PRC1D1097	351,646
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	911,797	0.20%	913,013	PRC1D1197	912,405
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	53,019	0.20%	53,090	PRC1A0398	53,055
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	557,179	0.20%	557,922	PRC1D0798	557,551
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	368,226	0.20%	368,717	PRC1D1298	368,472
CRV	Dec.21,2004	Jan.10,2005	DEUTSCHE BANK	UF	142,819	0.20%	143,009	PRC1D1296	142,914
CRV	Dec.27,2004	Jan.11,2005	BANCO BICE	UF	1,200,000	0.21%	1,201,260	CERO011006	1,200,336
CRV	Dec.23,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO	UF	24,693	0.22%	24,728	PCDG021091	24,708
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	324,101	0.22%	324,719	CERO010110	324,315
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	1,072,472	0.22%	1,074,517	CERO010510	1,073,180
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	784,103	0.22%	785,598	CERO010710	784,620
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	1,017,104	0.22%	1,019,044	CERO010410	1,017,776
CRV	Dec.22,2004	Jan.17,2005	HSBC BANK	UF	802,220	0.22%	803,749	CERO010111	802,749
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	383,055	0.19%	383,686	PRC1D1096	383,274
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	2,194,979	0.19%	2,198,593	PRC1D1296	2,196,231
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	2,230,201	0.19%	2,233,873	PRC4D1298	2,231,472
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	42,477	0.19%	42,547	CERO010205	42,501
CRV	Dec.22,2004	Jan.17,2005	THE CHASE MANHATTAN BANK	UF	449,288	0.19%	450,028	PRC4D0798	449,544
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	579,926	0.23%	580,816	CERO011007	580,015
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	71,849	0.23%	71,959	CERO011106	71,860
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	688,805	0.23%	689,861	CERO011105	688,911
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	66,910	0.23%	67,012	CERO010812	66,920

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)
__________________

9.	Information regarding purchase commitment and sales commitment transactions (agreements), continued

Code	Dates		Counterparty	Original currency	Subscription value	Rate	Final Value	Instrument Identification	Book Value
	Inception	End
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	317,672	0.23%	318,159	CERO011008	317,721
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	158,650	0.23%	158,893	CERO011107	158,674
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	82,064	0.23%	82,190	CERO011105	82,076
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	249,063	0.23%	249,445	CERO011005	249,101
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	217,671	0.23%	218,005	CERO010908	217,704
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	46,285	0.23%	46,356	CERO011207	46,293
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	18,648	0.23%	18,676	CERO010511	18,651
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	273,129	0.23%	273,548	CERO010405	273,171
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	420,171	0.23%	420,815	CERO010505	420,236
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	20,536	0.23%	20,568	CERO010206	20,539
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	70,413	0.23%	70,521	CERO010508	70,423
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	28,654	0.23%	28,698	CERO010412	28,659
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	75,081	0.23%	75,196	CERO010606	75,093
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	76,013	0.23%	76,130	CERO010206	76,025
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	15,328	0.23%	15,352	CERO010508	15,330
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	21,663	0.23%	21,696	CERO010106	21,666
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	30,391	0.23%	30,438	CERO010810	30,396
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	272,020	0.23%	272,437	CERO010705	272,062
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	146,563	0.23%	146,787	CERO010708	146,585
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	331,404	0.23%	331,913	CERO010808	331,455
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	210,482	0.23%	210,804	CERO010610	210,514
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	143,753	0.23%	143,973	CERO010708	143,775
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	23,894	0.23%	23,930	CERO010705	23,897
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	249,817	0.23%	250,200	CERO010607	249,855
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	80,055	0.23%	80,177	CERO010606	80,067
CRV	Dec.29,2004	Jan.18,2005	BANCO ESTADO	UF	13,091	0.23%	13,111	CERO010706	13,093
CRV	Dec.28,2004	Jan.19,2005	ABN AMRO BANK CHILE	UF	4,194,508	0.19%	4,200,475	BCU0500907	4,195,322
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	59,987	0.25%	60,097	PRC1C0397	60,001
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	59,951	0.25%	60,061	PRC1D0297	59,965
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	1,386,597	0.25%	1,389,139	PRC1D1096	1,386,920
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	138,877	0.25%	139,131	PRC4D0299	138,909
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	211,474	0.25%	211,861	PRC5B0295	211,523
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	362,552	0.25%	363,216	PRC5D0396	362,636
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	312,011	0.25%	312,583	PRC5D1295	312,084
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	114,210	0.25%	114,420	PRC6B1293	114,237
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	UF	338,572	0.25%	339,193	PRC6B0593	338,651
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.	UF	1,188,853	0.25%	1,191,033	CERO011005	1,188,853
CRV	Dec.28,2004	Jan.19,2005	CITIBANK N.A.	UF	853,298	0.25%	854,862	CERO011105	853,298
CRV	Dec.30,2004	Jan.07,2005	BANKBOSTON	USD	2,181,330	0.18%	2,182,377	BCD0500605	2,181,461
CRV	Dec.21,2004	Jan.10,2005	CITIBANK N.A.	USD	2,748	0.22%	2,752	ZERO051101	2,750
CRV	Dec.27,2004	Jan.11,2005	BANCO SANTANDER SANTIAGO	USD	4,753,662	0.22%	4,758,787	BCD0500108	4,755,120
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	40,569	0.18%	40,615	BCD0500205	40,588
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	110	0.18%	110	ZERO051101	110
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	877,901	0.18%	878,902	PRD04C1201	878,323
CRV	Dec.23,2004	Jan.11,2005	BBVA	USD	581,420	0.18%	582,083	PRD04C1201	581,698
CRV	Dec.27,2004	Jan.12,2005	BANCO SANTANDER SANTIAGO	USD	12,200,000	0.24%	12,215,616	BCD0500108	12,203,903
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	580,562	0.25%	581,626	BCD0501005	580,696
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	288,800	0.25%	289,329	PRD04C1001	288,982
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	2,889,375	0.25%	2,894,673	PRD04D1001	2,890,047
CRV	Dec.28,2004	Jan.19,2005	BANCO BICE	USD	57,033	0.25%	57,138	BCD0500605	57,046
					96,100,000		96,243,589		96,143,426

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

10.    Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2004		2003
Description	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$	Accumulated depreciation ThCh$	Gross prop., plant and equipment ThCh$
Land	—	26,340,152	—	28,321,545
Building and improvements	79,138,837	189,687,779	74,951,096	190,343,681
Machinery and equipment	1,981,424,272	3,112,316,611	1,989,768,853	3,543,119,301
Central office telephone equipment	937,626,211	1,213,875,862	1,025,691,140	1,674,904,496
External plant	730,872,401	1,441,754,524	673,743,298	1,430,481,968
Subscribers' equipment	278,414,835	420,503,521	258,350,986	401,366,438
General equipment	34,510,825	36,182,704	31,983,429	36,366,399
Other Property, Plant and Equipment	141,293,801	257,569,111	205,836,368	385,595,071
Office furniture and equipment	76,337,210	104,180,152	97,036,514	131,790,453
Projects, work in progress and their materials	—	63,822,978	—	104,297,219
Leased assets (1)	3,918,578	5,194,969	4,415,995	10,966,086
Property, plant and equipment temporarily out of service	10,418,353	15,484,106	17,134,983	31,129,846
Software	49,820,369	67,893,686	86,414,548	106,316,739
Others	799,291	993,220	834,328	1,094,728
Technical revaluation–Circular 550	10,615,712	9,436,071	10,663,680	9,455,025
Total	2,212,472,622	3,595,349,724	2,281,219,997	4,156,834,623

(1)	As of December 31, 2004 this account is mainly composed of: ThCh$ 3,285,659 gross value of electronic and computer equipment and accumulated depreciation of ThCh$ 3,285,659 under a 12-year contract signed in 1994, in addition to ThCh$ 1,006,890 gross value of long-distance transmission equipment and accumulated depreciation of ThCh$ 251,723 under an 18-year contract signed in 1996.

Up to December 31, 2002, work in progress includes the financial cost of loans related to its financing in accordance with Technical Bulletin No. 31 of the Chilean Association of Accountants. Therefore gross property, plant and equipment includes capitalized interest up to that date and its balance amounts to ThCh$ 186,693,775 in both years. Accumulated depreciation for this interest amounts to ThCh$ 107,788,674 and ThCh$ 92,814,534 for 2004 and 2003, respectively.

Operating costs include a depreciation charge for the years ended December 31, 2004 and 2003 of ThCh$ 219,685,844 and ThCh$ 270,279,610, respectively, and administration and selling expenses includes a depreciation charge of ThCh$ 8,231,204 and ThCh$ 1,880,788 for 2004 and 2003, respectively. Property, plant and equipment temporarily out of service, is made up mainly of telephone equipment under repair and depreciation amounting to ThCh$ 6,335,419 and ThCh$ 3,760,250 for 2004 and 2003 respectively, which are classified under Other Non-operating Expenses.

10.    Property, plant and equipment, continued:

The detail by caption of the technical revaluation is as follows:

Description	Net Balance ThCh$	Accumulated Depreciation ThCh$	Gross property, plant and equipment 2004 ThCh$	Gross property, plant and equipment 2003 ThCh$
Land	(488,952)	—	(488,952)	(489,305)
Building and improvements	(914,554)	(3,777,337)	(4,691,891)	(4,691,891)
Machinery and equipment	223,865	14,393,049	14,616,914	14,636,221
Total	(1,179,641)	10,615,712	9,436,071	9,455,025

Depreciation of the technical reappraisal surplus for the years ended December 31 of ThCh$ (53,892) and ThCh$ (54,820) for 2004 and 2003, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 853,488,231 as of December 31, 2004 and ThCh$ 720,638,692 as of December 31, 2003, which include ThCh$ 12,082,832 and ThCh$ 12,276,091, respectively, from the reappraisals mentioned in Circular N°550.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

11.    Investments in Related Companies:

 The detail of investments in related companies is as follows:

					Percentage participation		Equity of the companies		Net income (loss) of the companies		Equity in income (loss) of the investment		Investment value		Unearned Income		Investment book value
Taxp. No.	Company	Country of origin	Currency controlling the investment	Number of shares	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular participación S.A. (3)	Brasil	Dollar	400,999,739	2.61	2.61	154,184,940	187,039,397	3,520,720	2,249,873	91,891	58,614	4,024,228	4,391,490	—	—	4,024,228	4,391,490
96.895.220-K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	12,472,386	9,867,164	2,178,970	425,330	628,415	222,901	3,597,035	2,940,544	—	—	3,597,035	2,940,544
93.541.000-2	Impresora y Comercial Publiguías S.A. (2)	Chile	Pesos	45,648	—	9.00	—	32,318,307	—	10,003,682	(77,533)	840,239	—	2,844,902	—	—	—	2,844,902
96.922.950-1	Empresa de Tarjetas Inteligentes S.A. (4)	Chile	Pesos	271,615	20.00	20.00	—	467,600	(500,699)	(136,410)	(100,140)	(24,481)	—	96,082	—	—	—	96,082
96.725.400-2	Sonda S.A. (1)	Chile	Pesos	52,282	—	35.00	—	—	—	(1,141,409)	—	(399,493)	—	—	—	—	—	—
	Total												7,621,263	10,273,018			7,621,263	10,273,018

(1)	On July 29, 2003, Inversiones Santa Isabel Ltda. informed its decision to exercise the purchase option for the remaining 35% of Sonda S.A. agreed upon with Telefónica Empresas Chile S.A. On August 26, 2003, the Company sold 35% of the shares of Sonda S.A. for ThCh$ 33,388,363, for UF 1,972,206. In this transaction Telefónica recognized a gain of ThCh$ 6,999,276 before taxes (ThCh$ 5,683,065 net of the effect of taxes). As Telefónica Empresas, does not participate in Sonda S.A. at December 31, 2003, it has only recognized 35% of net income of Sonda S.A. up to June 30, 2003 as proportional equity value.

(2)	On April 26, 2004, Compañía de Telecomuniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A. The selling price was US$ 14,760,000, equivalent to Ch$ 9,013 million, with a gain after taxes of Ch$ 4,940 million. (see note 22a)

(3)	The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(4)	Investment for which a provision has been established the Company's participation in the negative shareholders' equity of this related company. This provision is included in "other current liabilities’’.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

12.    Goodwill and negative goodwill:

         Goodwill:

 The detail of goodwill is as follows:

			2004		2003
Taxpayer			Amount amortized in the year ended December 31	Balance of Goodwill	Amount amortized in the year ended December 31	Balance of Goodwill
No.	Company	Year	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	TBS Celular Holding	2001	180,564	2,579,678	180,069	2,760,242
96.887.420-9	Globus 120 S.A.	1998	1,114,008	15,332,487	1,110,965	16,446,495
78.703.410-1	Tecnonáutica S.A.	1999	147,575	881,862	147,341	1,029,437
96.786.140-5	Telefónica Móvil S.A. (c)	1997	138,829,224	—	10,109,332	141,170,590
96.834.320-3	Telefónica Internet Empresas S.A. (b)	1999	91,068	544,670	90,820	635,738
96.811.570-7	Telepeajes S.A.	2001	39,896	—	39,897	39,896
83.628.100-4	Sonda S.A. (a)	1999	—	—	11,982,453	—
	Total		140,402,335	19,338,697	23,660,877	162,082,398

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As a result of the sale in July 2003 of the 35% holding in this company, the goodwill balance as of that date was written off.

(b)	On June 19, 2003, Infoera S.A. changed its name to Telefónica Internet Empresas S.A.

(c)	As indicated in Note 2d) No. 2 with the sale of this subsidiary on July 23, 2004, the Company extraordinary amortized the remaining goodwill on that investment as of June 30, 2004 of ThCh$ 133,872,010.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

13.    Intangibles:

The detail of Intangibles is as follows:

	2004 ThCh$	2003 ThCh$
Underwater cable rights (gross)	34,856,240	29,173,800
Accumulated amortization previous period	(3,370,070)	(2,425,351)
Amortization for the period	(1,663,320)	(944,719)
Licenses (Software) (gross)	3,593,878	2,410,370
Accumulated amortization previous period	(947,701)	(268,665)
Amortization for the period	(912,757)	(679,036)
Licenses for use of broad-band width	—	9,832,585
Accumulated amortization previous period	—	(27,315)
Amortization for the period	—	(327,751)
Total Net Intangibles	31,556,270	36,743,918

14.    Others (from Other Assets):

The detail of Others is as follows:

	2004 ThCh$	2003 ThCh$
Deferred disbursement for obtaining external financing (see note 8b) (a)	1,290,187	1,268,583
Deferred union contract bonus (see note 8a)	1,184,954	2,353,657
Bond issue expenses (see note 25)	471,783	2,169,109
Bond discount (see note 25)	227,917	3,509,805
Deferred forward contract premiums	—	109,583
Prepaid pole rental	—	196,016
Securities deposits	131,895	135,840
Deferred actuarial indemnity difference (b)	4,524,872	—
Deferred staff severance indemnities (c)	5,460,901	—
Others	163,539	733,163
Total	13,456,048	10,475,756

(a)	This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)	With the new contractual conditions in force in the Company, during 2004 the variable future permanence of employees was modified on the basis of the calculation of staff severance indemnities, a variable determined on the basis of actuarial estimations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit.

(c)	In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The loan is presented in other long-term receivables. The staff severance indemnities provision has been partially recorded at its current value, deferring and amortizing this effect over the years of average future permanence remaining of the employee who accepted the benefit.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

15.    Short-term debt with banks and financial institutions:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL
Taxp. No.	Short-term	2004	2003	2004	2003	2004	2003	2004	2003
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97.030.000-7	BANCO ESTADO	—	—	—	—	9,418,430	9,614,076	9,418,430	9,614,076
97.015.000-5	BANCO SANTANDER SANTIAGO	—	—	—	—	10,060,544	10,197,419	10,060,544	10,197,419
	Total	—	—	—	—	19,478,974	19,811,495	19,478,974	19,811,495
	Outstanding principal	—	—	—	—	19,099,879	19,577,376	19,099,879	19,577,376
	Average annual interest rate	—	—	—	—	2.98%	3.29%	2.98%	3.29%
	Current maturities of long-term debt
97.015.000-5	BANCO SANTANDER SANTIAGO	—	—	206,743	61,874,780	—	—	206,743	61,874,780
Foreign	CALYON NEW YORK BRANCH Y OTROS	90,423	—	—	—	—	—	90,423	—
Foreign	ABN AMRO BANK	1,136,631	963,675	—	—	—	—	1,136,631	963,675
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	14,082,990	15,937,648	—	—	—	—	14,082,990	15,937,648
97.008.000-7	BANCO CITIBANK	—	6,655,808	—	—	—	—	—	6,655,808
	Total	15,310,044	23,557,131	206,743	61,874,780	—	—	15,516,787	85,431,911
	Outstanding principal	13,935,000	21,753,249	—	61,654,365	—	—	13,935,000	83,407,614
	Average annual interest rate	2.41%	1.68%	1.55%	1.65%	—	—	2.41%	1.66%

 Percentage of obligations in foreign currency:    43.75% for 2004 and 22.38% for 2003

 Percentage of obligations in local currency:        56.25% for 2004 and 77.62% for 2003

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

16.    Long-term debt with banks and financial institutions:

			Years to maturity for long-term portion
Taxp. No.	Bank or Financial Institution	Currency or Indexation Index	1 to 2	2 to 3	3 to 5	Long-Term portion as of Dec. 31, 2004	Average annual interest rate %	Long-term portion as of Dec. 31, 2003
			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	—	—	111,480,000	111,480,000	Libor + 0,40%	—
Foreign	ABN AMRO BANK (1)	US$	58,527,000	75,249,000	33,444,000	167,220,000	Libor + 1,063%	182,593,500
97.008.000-7	BANCO CITIBANK (2)	US$	—	—	—	—	—	9,805,686
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	—	—	—	—	—	121,729,000
	SUBTOTAL		58,527,000	75,249,000	144,924,000	278,700,000	2.94%	314,128,186
	LOANS IN UNIDADES DE FOMENTO
97.015.000-5	BANCO SANTANDER SANTIAGO (3)	UF	—	—	61,562,113	61,562,113	Tab 360 + 0,95%	—
	TOTAL		58,527,000	75,249,000	206,486,113	340,262,113	1.55%	314,128,186

         Percentage of obligations in foreign currency: 81.91% in 2004 and 100,00 % in 2003

         Percentage of obligations in local currency:     18.09% in 2004 and in 2003

(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank.

(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A.

(3)	In March 2004, the Company renegotiated this loan, extending its maturity date from April 2004 to April 2008.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

17.	Obligations with the Public, continued:

a)	Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined on each issuance of these commercial papers.

On May 12, 2004, there was a second placement in two series (C and D) for ThCh $ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

The details of these transactions are those described below:

Registration or identification number of the instrument	Series	Current nominal amount placed M$	Bond readjustment unit M$	Interest rate %	Final Maturity	Accounting value		Placement in Chile or abroad
						2004 M$	2003 M$
Short-term commercial paper
005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	17,393,440	—	Chile
005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	17,353,277	—	Chile
				Total		34,746,717	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

17.	Obligations with the Public, continued:

b)	Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate	Final maturity	Frequency		Par value		Location of bond placement
						Interest payment	Amortizations	2004 ThCh$	2003 ThCh$
				%
Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr. 2016	Semi-annual	Semi-annual	1,415,297	1,430,445	Chile
203.23.04.98	K (a)	3,992,424	U.F.	6.750	Feb. 2020	Semi-annual	Semi-annual	70,877,120	1,877,430	Chile

Issued in New York	Yankee Bonds	—	US$	7.625	Jul. 2006	Semi-annual	Maturity	704,602	5,055,505	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan. 2006	Semi-annual	Maturity	3,401,602	3,985,263	Abroad
Issued in Luxembourg	Eurobonds	—	EURO	5.375	Aug. 2004	Semi-annual	Maturity	—	103,174,216	Abroad
							Total	76,398,621	115,522,859
Long-term bonds
143.27.06.91	F	750,000	U.F.	6.000	Apr. 2016	Semi-annual	Semi-annual	12,987,796	14,246,036	Chile
203.23.04.98	K	—	U.F.	6.750	Feb. 2020	Semi-annual	Semi-annual	—	69,240,613	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul. 2006	Semi-annual	Maturity	27,648,712	114,233,538	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan. 2006	Semi-annual	Maturity	87,199,656	121,729,000	Abroad
							Total	127,836,164	319,449,187

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

17.	Obligations with the Public, continued:

b)	Bonds, continued:

a)	During December 2004 and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued until February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for "Bond issue expenses" and "Bond discount", reducing the term to the advanced redemption date. As of December 31, 2004 the extraordinary effects from these amortizations on total income amount to ThCh $ 3,236,587(included in Financial Expenses).

b)	Starting May 2003 and until December of that same year, Telefónica CTC Chile, partially repurchased US$12.3 million of its placement denominated in the same currency. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$ 13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile affected a repurchase offer for the dollar issuances. As a product of this offer, in those two months and for that placement, the Company repurchased US$ 138,082,000. This operation was carried out paying an average price of 107.0 % of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to "Bond issue expenses" and "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 6,631,649 was charged to the financial expenses for the period.

c)	During November and December 2004, Telefónica CTC Chile deffected an offer to repurchase US$ issuances . As a result of this offer the Company in these two months, and for this placement, repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to "Bond issue expenses", "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 1,461,539 was charged to financial expenses for the period.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

18.	Accruals:

The detail of accruals shown in liabilities is as follows:

	2004 ThCh$	2003 ThCh$
Current
Staff severance indemnities	208,310	194,432
Vacation	3,838,816	4,817,923
Other employee benefits (a)	4,780,578	8,778,844
Employee benefit advances	(1,364,633)	(1,919,331)
	7,463,071	11,871,868
Long-term
Staff severance indemnities	29,254,826	19,675,441
Total	36,717,897	31,547,309

(a)	Includes provisions for the bonus guaranteed under the current union contract, and miscellaneous.

During 2004 and 2003, there were a bad debt write-off of ThCh$ 22,125,586 and ThCh$ 20,639,447, respectively, which were charged against the respective allowance for doubtful accounts.

19.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2004 ThCh$	2003 ThCh$
Operating costs and administration and selling expenses	4,207,200	4,174,126
Other non-operating expenses	3,237,378	—
Total	7,444,578	4,174,126
Payments in the period	2,148,685	(2,261,172)

2004 includes payment of the balances of staff indemnities of ThCh$ (7,837,088) net of the increase in the provision for change in the future permanence and charge in the provision (see Note 14b and 14c) of employees for ThCh $ 9,985,773.

20.	Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The breakdown for the years ended December 31, 2004 and 2003, respectively, is as follows:

Subsidiaries	Percentage Minority Interest		Participation in equity		Participation in net income (loss)
	2004%	2003%	2004 M$	2003 M$	2004 M$	2003 M$
Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	244,363	95,759	149,384	(10.018)
Telefónica Mundo S.A.	0.84	0.84	1,153,555	1,121,755	81,191	163.348
Fundación Telefónica	50.00	50.00	233,266	180,809	52,457	(9.105)
CTC Equipos y Servicios S.A.	0.0001	—	39	32	6	8
Total			1.631.223	1,398,355	283,038	144,233

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.	Shareholders' Equity:

During the years ended December 31, 2004 and 2003, respectively, changes in shareholders' equity accounts are as follows:

	Paid-in capital	Contributed surplus	Other reserves	Retained earnings	Net income for the year	Interim dividend	Total shareholders' equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2004

Balances as of December 31, 2003	859,490,281	—	(791,199)	421,404,583	10,133,882	—	1,290,237,547
Transfer of 2003 net income to retained earnings	—	—	—	10,133,882	(10,133,882)	—	—
Adjustment of foreign investment conversion reserve	—	—	(425,240)	—	—	—	(425,240)
Final dividend 2003	—	—	—	(3,062,903)	—	—	(3,062,903)
Final dividend	—	—	—	(385,685,783)	—	—	(385,685,783)
2004 interim dividend	—	—	—	—	—	(252,992,348)	(252,992,348)
Price-level restatement	21,487,256	—	(21,212)	6,016,572	—	(2,311,551)	25,171,065
Net income for the year	—	—	—	—	311,628,674	—	311,628,674
Balances as of December 31, 2004	880,977,537	—	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
2003
Balances as of December 31, 2002	736,468,120	114,512,356	1,924,736	451,465,216	(17,680,376)	—	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	(17,680,376)	17,680,376	—	—
Absorption of accumulated deficit development period	114,512,356	(114,512,356)	—	—	—	—	—
Final dividend 2002	—	—	—	(16,750,249)	—	—	(16,750,249)
Adjustment of foreign investment conversion reserve	—	—	(2,721,166)	—	—	—	(2,721,166)
Price-level restatement	8,509,805	—	5,231	4,369,992	—	—	12,885,028
Net income for the year	—	—	—	—	10,133,882	—	10,133,882
Balances as of December 31, 2003	859,490,281	—	(791,199)	421,404,583	10,133,882	—	1,290,237,547
Restated balances as of December 31, 2004	880,977,537	—	(810,979)	431,939,697	10,387,229	—	1,322,493,484

As established in Article No. 10 of Law 18,046 on Corporations, price-level restatement of shareholders' equity has been incorporated into paid-in-capital.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.	Shareholders' Equity, continued:

(a)	Paid-in capital:

As of December 31, 2004, the Company's paid-in capital is as follows:

Number of shares:

Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights
A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

Series	Subscribed Capital ThCh$	Paid-in Capital ThCh$
A	804,434,684	804,434,684
B	76,542,853	76,542,853

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to increase share capital, by capitalizing the share premium for ThCh$114,512,356.

(b)	Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of December 31, 2004 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders
10% holding or more	56.53	2
Less than 10% holding:
Investment equal to or exceeding UF 200	42.69	1,870
Investment under UF 200	0.78	11,540
Total	100.00	13,412
Company controller	44.90	1

(c)	Dividends:

As established in Law No. 18,046, unless otherwise agreed upon by the unanimous vote of all shareholders at a Shareholders' Meeting, when there is net income, at least 30% must be distributed as dividends.

On April 4, 2003, the Annual General Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board for 2003, this being the minimum legal distribution, as indicated in the preceding paragraph.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.	Shareholders' Equity, continued:

i)	Dividend policy:

On September 21, 2004, the Company's Board of Directors, in view of the cash situation, levels of projected investment and solid financial indicators for 2004 and thereafter, modified the distribution of dividends reported to the Annual General Shareholders' Meeting of April 2004, and declared that it is the intention of the Board to distribute 100% of net income earned during the respective year, through an interim dividend in November of each year and a final dividend in May of the following year, and that will submitted to the corresponding Annual General Shareholders' Meeting.

ii)	Dividend distributed in the year:

On July 11, 2003, the Extraordinary Shareholders' Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), with a charge to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

On April 15, 2004, the Annual General Shareholders' Meeting approved a final dividend of (No. 164) Ch$ 3.20 per share equivalent to ThCh $ 3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:

− On June 14, 2004, the Board of Directors of the Company agreed to give shareholders' a temporary dividend on of 2004 net income.

− In turn, the Extraordinary Shareholders' Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend against retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., event that would be consummated if, Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders' Meeting, which implied, it assuming the taxes arising at of the sale operation, that amounts to US$ 51 million.

On July 23, 2004, the agreement for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the dividends resulting from the sale of its subsidiary. The dividends are analyzed in the following manner:

•	Dividend No. 165, with a charge to retained earnings of ThCh$ 385,685,783.

•	Dividend No. 166, in the nature of an interim dividend of ThCh$ 128,561,925, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute interim dividend (No. 167) with a charge to 2004 net income of $130 per share equivalent to ThCh$ 124,430,423 which was paid on November 4, 2004.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.	Shareholders' Equity, continued:

(d)	Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
	Company	December 31, 2003	Price-level restatement	Net Movement	Balance as of December 31, 2004
		ThCh$	ThCh$	ThCh$	ThCh$
96.720.710-1	Invercom S.A.	41,417	—	(41,417)	—
84.119.600-7	Instacom S.A.	15,883	—	(15,883)	—
Foreign	TBS Participación S.A. (1)	(848,499)	(21,212)	(367,940)	(1,237,651)
	Total	(791,199)	(21,212)	(425,240)	(1,237,651)

(1)	This increase (decrease) corresponds to the net effect of the adjustment for conversion difference as established in Technical Bulletin N°64 of the Chilean Association of Accountants.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

22.	Income and Expenses:

(a)	Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2004	2003
	ThCh$	ThCh$
Penalties on suppliers and indemnities	184,672	2,705,792
Proceeds from sale of used equipment	2,655,537	—
Sales of promotional material	102,087	—
Real estate rental	193,335	—
Gain on sale Publiguías S.A. (1)	6,502,477	—
Gain on sale Telefónica Móvil de Chile S.A. (2)	464,847,415	—
Provision for lower market value of New Skies Satellites	222,413	—
Gain on sale Sonda S.A (4)	—	3,647,237
Provision for adjustment to market value of Terra Network (3)	—	3,448,138
Final compensatory payment for termination of Publiguías agreement	—	1,606,869
Others	781,074	1,234,179
Total	475,489,010	12,642,215

(1)	See note 11 "Investment in related Companies" number 2.

(2)	See note 2 d) "Significant Accounting Principles" number 2.

(3)	The Board meeting held on July 10, 2003, approved the sale of the 2,984,986 shares that the company held in Terra Networks S.A., through the Public Offering launched by Telefónica S.A. The price was 5.25 Euros per share which at the exchange rate at the date on which the sale materialized, represented a total sales value of ThCh$ 12,744,558.

(4)	Corresponds to the sale of 35% of Sonda S.A.

(b)	Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2004	2003
	ThCh$	ThCh$
Other Expenses:
Lawsuit indemnities and other provisions	682,958	891,241
Depreciation and retirement of out of service property, plant and equipment (1)	8,003,719	8,367,081
Restructuring costs	6,225,151	—
Provision for assets in disuse	9,565,831	2,097,930
Donations	173,580	538,818
Others	19,725	887,742
Total	24,670,964	12,782,812

(1)	As of December 2004 other non-operating expenses are mainly composed of the depreciation of the La Serena Cable TV network and in 2003 includes depreciation of the Concepción Cable TV network (assets temporarily out of service) not transferred in the sale of the subsidiary Multimedia to Cordillera Comunicaciones.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

23.	Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2004	2003
		ThCh$	ThCh$
Inventories	C.P.I.	210,351	90,887
Prepaid expenses	C.P.I.	4,268	5,225
Prepaid expenses	U.F.	(72,674)	28,668
Other current assets	C.P.I.	(152,257)	680,167
Other current assets	U.F.	(4,041,591)	(6,414,936)
Short and long-term deferred taxes	C.P.I.	3,329,819	1,509,245
Property, plant and equipment	C.P.I.	39,795,009	19,295,052
Investments in related companies	C.P.I.	140,696	451,312
Goodwill	C.P.I.	1,611,863	1,861,916
Long-term debtors	C.P.I.	(176,796)	(1,315,976)
Long-term debtors	U.F.	228,282	—
Other long-term assets	C.P.I.	956,719	236,690
Other long-term assets	U.F.	35,353	2,334,641
Expense accounts	C.P.I.	8,479,390	159,744
Total (Charges) Credits		50,348,432	18,922,635

Liabilities — Shareholders' Equity (Charges) Credits	Indexation	2004	2003
		ThCh$	ThCh$
Short-term obligations	C.P.I.	14,311	41,088
Short-term obligations	U.F.	(5,735,154)	(1,759,557)
Long-term obligations	C.P.I.	(12,531)	(13,438)
Long-term obligations	U.F.	(4,062,790)	(3,291,775)
Shareholders' equity	C.P.I.	(25,171,065)	(13,207,154)
Revenue accounts	C.P.I.	(19,547,817)	(306,065)
Total Credits (Charges)		(54,515,046)	(18,536,901)
(Loss) Gain from price-level restatement, net		(4,166,614)	385,734

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

24.	Foreign exchange gains/losses:

The detail of foreign exchange gain loss is as follows:

Assets (Charges) Credits	Currency	2004	2003
		ThCh$	ThCh$
Current assets	US$	19,721,180	(6,533,132)
Current assets	EURO	3,823,369	(6,491,535)
Long-term receivables	US$	5,206,898	339,134
Long-term receivables	EURO	—	(7,081,197)
Other long-term assets	US$	58,791	(387,652)
Other long-term assets	EURO	71	108,223
Total Credits		28,810,309	(20,046,159)

Liabilities (Charges) Credits	Currency	2004	2003
		ThCh$	ThCh$
Short-term obligations	US$	(27,262,699)	(101,162,255)
Short-term obligations	EURO	(3,668,775)	1,896,294
Long-term obligations	US$	15,269,791	108,164,315
Long-term obligations	EURO	—	11,412,594
Total (Charges)		(15,661,683)	20,310,948
Foreign exchange gain, net		13,148,626	264,789

25.	Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2004	2003	2004	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Bond issuance expenses	574,764	511,902	471,783	2,169,109
Discount on debt	418,261	1,243,184	227,917	3,509,805
Commercial paper issuance expense	177,167	—	—	—
Total	1,170,192	1,755,086	699,700	5,678,914

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 "Obligations with the Public".

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

26.	Cash flows:

Financing and investment activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)	Financing activities: The breakdown of financing activities that commit future cash flows are:

Obligations with banks and financial institutions	— see Notes No. 15 and 16
Obligations with the public	— see Notes No. 17

b)	Investment activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$
Zero	2005	18,492,489
BCD	2005	7,188,926

c)	Cash and cash equivalents:

	2004	2003
	ThCh$	ThCh$
Cash	7,859,890	19,826,344
Time deposits	53,138,702	5,512,430
Mutual funds	—	316,137
Other current assets	96,143,426	8,509,014
Total	157,142,018	34,163,925

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

27.    Derivative Contracts:

The breakdown of derivative contracts is as follows:

Type of Derivative	Type of Contract	Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction		Value of Hedged Item ThCh$	Affected Accounts
									Asset / Liability		Effect on Income
						Name	Amount		Name	Amount ThCh$	Realized	Unrealized ThCh$
FR	CI	38,100,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	38,100,000	21,236,940	asset	21,236,940	—	(1,932,243)
									liabilities	(23,489,598)
FR	CI	62,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	62,000,000	34,558,800	asset	34,558,800	—	(4,105,409)
									liabilities	(38,727,435)
FR	CI	41,800,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	41,800,000	23,299,320	asset	23,299,320	—	(3,628,593)
									liabilities	(26,082,350)
FR	CI	40,000,000	IV Trim. 2005	Exchange rate	C	Oblig. in US$	40,000,000	22,296,000	asset	22,296,000	—	(2,029,999)
									liabilities	(23,626,024)
FR	CI	19,000,000	III Trim. 2006	Exchange rate	C	Oblig. in US$	19,000,000	10,590,600	asset	10,590,600	—	(793,344)
									liabilities	(11,269,908)
FR	CCPE	73,500,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	73,500,000	40,968,900	asset	40,968,900	—	(3,639,763)
									liabilities	(45,088,580)
FR	CCPE	79,300,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	79,300,000	44,201,820	asset	44,201,820	—	(6,003,196)
									liabilities	(49,853,255)
FR	CCPE	96,700,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	96,700,000	53,900,580	asset	53,900,580	—	(8,245,277)
									liabilities	(59,787,190)
FR	CCPE	49,700,000	IV Trim. 2005	Exchange rate	C	Oblig. in US$	49,700,000	27,702,780	asset	27,702,780	—	(2,554,962)

FR	CCPE	200,000,000	II Trim. 2009	Exchange rate	C	Oblig. in US$	200,000,000	111,480,000	asset	111,480,000	—	(2,170,748)
									liabilities	(113,650,749)	—
FR	CI	29,800,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	29,800,000	16,610,520	asset	16,610,520	—	(780,727)
									liabilities	(17,324,354)
FR	CI	58,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	58,000,000	32,329,200	asset	32,329,200	—	(3,049,614)
									liabilities	(35,591,714)
FR	CI	21,000,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	21,000,000	11,705,400	asset	11,705,400	—	(1,650,954)
									liabilities	(13,268,054)
FR	CCPE	95,000,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	95,000,000	52,953,000	asset	52,953,000	—	(2,109,560)
									liabilities	(55,082,433)
FR	CCPE	43,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	43,000,000	23,968,200	asset	23,968,200	—	(2,031,510)
									liabilities	(26,072,063)
FR	CCPE	10,000,000	III Trim. 2005	Exchange rate	C	Oblig. in US$	10,000,000	5,574,000	asset	5,574,000	—	(791,900)
									liabilities	(6,310,761)
FR	CI	53,400,000	I Trim. 2005	Exchange rate	V	Oblig. in US$	53,400,000	31,877,570	asset	31,877,570	—	2,141,007
									liabilities	(29,775,553)
FR	CI	48,000,000	II Trim. 2005	Exchange rate	V	Oblig. in US$	48,000,000	27,700,860	asset	27,700,860	—	967,267
									liabilities	(26,773,863)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

27.    Derivative Contracts, continued:

The breakdown of derivative contracts is as follows:

Type of Derivative	Type of Contract	Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction		Value of Hedged Item ThCh$	Affected Accounts
									Asset / Liability		Effect on Income
						Name	Amount		Name	Amount ThCh$	Realized	Unrealized ThCh$
FR	CI	12,000,000	III Trim. 2005	Exchange rate	V	Oblig. in US$	12,000,000	6,793,920	asset	6,793,920	—	101,608
									liabilities	(6,691,352)
FR	CI	9,600,000	IV Trim. 2005	Exchange rate	V	Oblig. in US$	9,600,000	5,396,160	asset	5,396,160	—	33,771
									liabilities	(5,352,309)
FR	CI	368,918	I Trim. 2005	Exchange rate	V	Oblig. in US$	368,918	6,388,571	asset	6,388,571	—	215,080
									liabilities	(6,190,599)
FR	CI	1,245,368	II Trim. 2005	Exchange rate	V	Oblig. in US$	1,245,368	21,566,102	asset	21,566,102	—	1,082,208
									liabilities	(20,672,016)
FR	CI	1,354,840	III Trim. 2005	Exchange rate	V	Oblig. in US$	1,354,840	23,461,837	asset	23,461,837	—	375,739
									liabilities	(23,250,187)
FR	CI	1,421,965	IV Trim. 2005	Exchange rate	V	Oblig. in US$	1,421,965	24,624,234	asset	24,624,234	—	433,168
									liabilities	(24,495,750)

S	CCTE	80,000,000	I Trim. 2005	Interest rate	C	Oblig. in US$	80,000,000	—	asset	22,365	—	22,365

S	CCTE	70,000,000	I Trim. 2005	Interest rate	C	Oblig. in US$	70,000,000	—	liabilities	(10,869)	—	(10,869)

S	CCPE	200,000,000	II Trim. 2009	Interest rate	C	Oblig. in US$	200,000,000	—	liabilities	(18,153)	—	18,153
Deferred income for exchange forward contracts									liabilities	(2,535,453)	5,991,207	904,058
Deferred costs for exchange insurance									asset	791,381	(2,668,071)	(376,266)
Exchange forward contracts expensed during the period ( net )											10,329,707
						Total					13,652,843	(39,610,510)

Types of derivatives:	Type of Contract:
FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

28.    Contingencies and restrictions:

a)	Lawsuits:

(i)	Complaints presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of Ch $ 2,500 million, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No. 187 of Telefónica CTC. First instance sentence accepted the complaint of VTR and the compensation alleged by Telefónica CTC. The Company filed a motion to vacate and appeal, which is currently underway.

(ii)	Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the thesis of the Corporation, ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnities for various concepts.

In the opinion of Management and their internal legal counsel, the risk that the Company will be condemned to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits where the Company is the defendant, is remote. Management considers it unlikely that the Company's income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed.

(iii)	Lawsuit against the State of Chile:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion to set aside before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having "carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions", to add that such rejection "has had no other motivation than to protect the general interest and progress of the telecommunications services".

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch $181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

Currently, in that judicial proceeding, the different expert reports on the diverse aspects of the matter of the lawsuit have already been issued, reports that supported the position sustained by Telefónica CTC Chile during the process.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

28.    Contingencies and restrictions, continued:

(iv)	Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch $3,647,689,175 in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

b)	Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of December 31, 2004 the Company complies with all the financial restrictions.

c)	Guarantees:

On September 8, 2003 the Company, through Banco de Crédito e Inversiones, took out a letter of credit in favor of Intelsat to guarantee fulfillment of its obligations product of the use of a satellite. This document was taken for ThCh$ 1,158,178, with automatic renewal and initial maturity on February 28, 2005.

29.    Third party guarantees:

The Company has not received any guarantees from third parties.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.    Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2004	2003
		ThCh$	ThCh$
Total current assets:		422,326,791	431,200,600

Cash	Non-indexed Ch$	7,404,626	14,496,232
	Dollars	406,973	5,321,406
	Euros	48,291	8,706
Time deposits	Indexed Ch$	48,874,592	275,749
	Dollars	4,264,110	5,236,681
Marketable securities	Indexed Ch$	0	316,137
	Dollars	26,120,961	43,973,788
Notes and accounts receivable (a)	Indexed Ch$	657	593,308
	Non-indexed Ch$	149,968,926	237,152,384
	Dollars	30,143,174	—
Due from related companies	Indexed Ch$	—	—
	Non-indexed Ch$	11,785,858	8,493,468
	Dollars	9,374,409	10,504,380
Other current assets (b)	Indexed Ch$	34,652,540	59,064,873
	Non-indexed Ch$	93,404,662	25,249,592
	Dollars	5,877,012	20,261,028
	Euros	—	252,868

Total property, plant and equipment:		1,382,877,102	1,875,614,626
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,382,877,102	1,875,614,626
Total other long-term assets		89,417,049	250,540,104
Investment in related companies	Indexed Ch$	7,621,263	10,273,018
Investment in other companies	Indexed Ch$	3,950	3,950
Goodwill	Indexed Ch$	19,338,697	162,082,398
Other long-term assets (c)	Indexed Ch$	47,852,376	54,148,136
	Non-indexed Ch$	14,142,711	7,622,216
	Dollars	458,052	16,410,386
Total assets		1,894,620,942	2,557,355,330
	Indexed Ch$	1,541,221,177	2,162,372,195
	Non-indexed Ch$	276,706,783	293,013,892
	Dollars	76,644,691	101,707,669
	Euros	48,291	261,574

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.    Local and foreign currency, continued

A summary of the current liabilities in local and foreign currency is as follows:

Description	Currency	Up to 90 days				90 days up to 1 year
		2004		2003		2004		2003
		Amount	Average annual interest %	Amount	Average annual interest %	Amount	Average annual interest %	Amount	Average annual interest %
		ThCh$		ThCh$		ThCh$		ThCh$
Short-term obligations with banks and financial institutions	Non-indexed Ch$	10,060,544.00	1.47	10,197,419	3.24	9,418,430	2.98	9,614,076	3.36
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	206,743	—	61,874,779	1.85	—	—	—	—
	Dollars	15,310,044	2.41	20,288,570	1.69	—	—	3,268,562	1.71
Obligations with the public (Commercial paper)	Non-indexed Ch$	—	—	—	—	34,746,717	5.45	—	—
Obligations with the public (Bonds payable)	Indexed Ch$	70,877,120	6.75	1,746,043	5.89	1,415,297	6.00	1,561,832	5.89
	Dollars	4,106,204	—	9,040,768	—	—	—	—	—
	Euros	—	—	—	—	—	—	103,174,216	5.38
Long-term obligations maturing within a year	Indexed Ch$	8,034	9.06	450,349	8.91	24,100	9.06	8,552	8.84
Due to related parties	Indexed Ch$	—	—	—	—	—	—	270,551	—
	Non-indexed Ch$	21,958,456	—	24,887,570	—	5,675,213	—	—	—
	Dollars	193,965	—	427,933	—	129,078	—	—	2.89
Other current liabilities (d)	Indexed Ch$	—	—	—	—	—	—	75,001,210	—
	Non-indexed Ch$	149,235,522	—	168,860,469	—	24,043,132	—	8,932	—
	Dollars	950,175	—	9,103,857	—	—	—	—	—
TOTAL CURRENT LIABILITIES		272,906,807	—	306,877,757	—	75,451,967	—	192,907,931	—
Subtotal by currency	Indexed Ch$	71,091,897	—	64,071,171	—	1,439,397	—	76,842,145	—
	Non-indexed Ch$	181,254,522	—	203,945,458	—	73,883,492	—	9,623,008	—
	Dollars	20,560,388	—	38,861,128	—	129,078	—	3,268,562	—
	Euros	—	—	—	—	—	—	103,174,216	—

(d)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.    Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2004		2004		2004		2004
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligation with banks and financial institutions	Indexed Ch$	—	—	61,562,113	1.55	—	—	—	—
	Dollars	133,776,000	2.94	144,924,000	2.95	—	—	—	—
Bonds payable	Indexed Ch$	2,473,864	6.00	2,473,864	6.00	6,184,660	6.00	1,855,408	6.00
	Dollars	114,848,368	8.20	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	13,255,228	—	7,698,290	—	19,396,710	—	18,153,253	—
	Non-indexed Ch$	720,290	—	348,318	—	870,797	—	31,218,770	—
	Dollars
TOTAL LONG-TERM LIABILITIES		265,073,750	—	217,006,585	—	26,452,167	—	51,227,431	—
Subtotal by currency	Indexed Ch$	15,729,092	—	71,734,267	—	25,581,370	—	20,008,661	—
	Non-indexed Ch$	720,290	—	348,318	—	870,797	—	31,218,770	—
	Dollars	248,624,368	—	144,924,000	—	—	—	—	—

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2003		2003		2003		2003
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate
		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Dollars	195,442,411	2.27	118,685,775	2.24	—	—	—	—
Bonds payable	Indexed Ch$	4,316,979	6.20	6,419,163	6.38	25,244,948	6.52	47,505,560	6.68
	Dollars	235,962,537	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	13,055,379	—	7,497,414	—	17,300,665	—	17,736,112	—
	Non-indexed Ch$	1,824,320	—	547,860	—	1,218,710	—	19,919,295	—
	Dollars	21,000,675	2.07	—	—	—	—	—	—
TOTAL LONG-TERM LIABILITIES		471,602,301	—	133,150,212	—	43,764,323	—	85,160,967	—
Subtotal by currency	Indexed Ch$	17,372,358	—	13,916,577	—	42,545,613	—	65,241,672	—
	Non-indexed Ch$	1,824,320	—	547,860	—	1,218,710	—	19,919,295	—
	Dollars	452,405,623	—	118,685,775	—	—	—	—	—

(e)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

31.    Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2004.

32.    Subsequent events:

a)	Placement of first issuance of Negotiable Instruments line No. 015

On January 18, 2005, Telefónica CTC Chile made the first placement from line No. 15 registered for ThCh$ 35,000,000 at the Superintendency of Securities and Insurance on May 12, 2004. The amount of the placement is ThCh$12,000,000, broken down into series E1 – E2, the amount raised amounts to ThCh$ 11,676,635 at 0.31% per month and the maturity date of which is October 13, 2005.

The placement agent for this process was Inversiones Boston Corredores de Bolsa.

b)	Renewal of bilateral loan with BBVA NY

On January 21, 2005, Telefónica CTC Chile and BBVA N.Y. agreed to extend the bilateral loan granted originally on January 21, 1998; the renewal was for 1 year, maturing on January 23, 2006.

The amount of the loan is US$25 million at an interest rate of Libor 90 days plus a margin of 30 bps. Interest will he paid quarterly on April 21, 2005, July 21, 2005, October 21, 2005 and January 23, 2006.

The interest rate set for the first period of interest is 2.98% (Libor 3 months 2.68% + 0.30%).

In the period from January 1 to 21, 2005, there have been no other significant subsequent events that affect these financial statements.

33.    Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company's operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

34.    Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Accrued interest	Total
Nov 29, 04	BBVA	ThCh$	10,000,000	0.23	Jan 03, 05	24,533	10,024,533
Nov 30, 04	BANCO DE CHILE	ThCh$	7,500,000	0.23	Jan 04, 05	17,825	7,517,825
Nov 30, 04	BANCO DE CHILE	ThCh$	7,500,000	0.23	Jan 05, 05	17,825	7,517,825
Dec 02, 04	CORP BANCA	ThCh$	1,100,000	0.22	Jan 06, 05	2,339	1,102,339
Dec 02, 04	CORP BANCA	ThCh$	8,900,000	0.22	Jan 06, 05	18,927	8,918,927
Dec 14, 04	CORP BANCA	ThCh$	9,500,000	0.21	Jan 13, 05	11,305	9,511,305
Dec 14, 04	THE CHASE MANHATTAN BANK N.A	ThCh$	4,000,000	0.20	Jan 13, 05	4,534	4,004,534
Dec 31, 04	ABN AMRO BANK	Dollars	4,264,110	0.24	Jan 03, 05	—	4,264,110
Dec 07, 04	BCI	UF	277,120	1.00	Mar 08, 05	184	277,304
	Total		53,041,230			97,472	53,138,702

35.    Accounts payable:

The detail of the accounts payable balance is as follows:

	2004 ThCh$	2003 ThCh$
Suppilers
Domestic	52,565,532	110,081,979
Foreign	2,758,618	7,206,051
Provision for work in progress	11,610,867	11,439,553
Total	66,935,017	128,727,583

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the consolidated financial statements, continued

36.    Other accounts payable:

The detail of other accounts payable is as follows:

	2004 ThCh$	2003 ThCh$
Exchange insurance contract payables	39,162,511	76,543,720
Billing on behalf of third parties	1,457,496	1,329,536
Service on account of carriers	4,251,403	4,934,856
Others	1,529,640	2,283,042
Total	46,401,050	85,091,154

Alejandro Espinoza Querol	Claudio Muñoz Zúñiga
General Accountant	General Manager

Item 2

CTC CHILE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the years ended as of December 31, 2004 and 2003

Managment Discussion and Analysis of the Consolidated Financial Statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights	3
2.	Volume Statistics, Property, Plant & Equipment and Statement of Income	6
3.	Analysis of Results for the Period
	3.1 Operating Income	10
	3.2 Non-operating Income	11
	3.3 Net Income for the Year	11
4.	Results by Business Area	11
5.	Statement of Cash Flows	14
6.	Financial Indicators	15
7.	Explanation of the Main Difference Between Market or Economic Value and Book Value of the Company's assets	16
8.	Regulatory Issues	16
9.	Analysis of Markets, Competition and Relative Participation	20
10.	Analysis of Market Risk	23

2

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

1.    HIGHLIGHTS

Results for the Period and Figures for the Corporation's Business

As of December 31, 2004, Telefónica CTC Chile recorded consolidated net income of Ch$ 311,629 million, whereas net income for the previous year amounted to Ch$ 10,387 million. Income for 2004 incorporates the effects derived from the sale of subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced net income of approximately Ch$ 302,658 million.

At the operating level, comparisons between 2003 and 2004 show the effects of the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

After exluding the effects of Telefónica Móvil de Chile S.A. from 2003 and 2004, the operating margin reaches 17.8%, 2004 shows a slight increase of 0.4 percentage points in comparison to the operating margin of 17.4% obtained in 2003, notwithstanding that operating income, as detailed below, decreased by 1.7% due to the 4.0% decrease in income whereas operating expenses dropped by 4.5%.

Operating Income for the Year Excluding Mobile Operations

	2003	2004	% Variance
Income	600,418	576,496	-4.0%
Costs	(288,472)	(281,846)	-2.3%
EBITDA	311,946	294,650	-5.5%
Depreciation	(207,549)	(192,032)	-7.5%
Operating Income	104,397	102,618	-1.7%

Operating Margin	17.4%	17.8%	0.4%

Including the mobile operations, in 2004 the operating income of Telefónica CTC Chile shows a surplus of Ch$ 99,134 million, less than the 16.2% reached the year ended as of December 31, 2003 in the amount of Ch$ 118,242 million.

It should be noted that operating income includes a provision for the effect of the tariff decree coming into effect from May 6, 2004 until May 6, 2009, notwithstanding that the Chilean General Comptroller has not published it in the Official Gazette.

Non-operating income for the year ended as of December 31, 2004, shows an income of Ch$ 275,173 million, which compares positively to the deficit obtained in the same period the previous year in the amount of Ch$ 77,976 million, derived mainly from the gain obtained from the sale of Telefónica Móvil de Chile S.A, and reduced financial expenses associated to a lower level of debt and better financing conditions.

In respect to the figures of the business, as of December 31, 2004, Telefónica CTC Chile's fixed telephone lines in service reached 2,427,364, presenting an increase of 0.4% in relation to December 31, 2003. ADSL customers reached 200,794 connections with a growth of 60.3% in relation to the previous year. Long distance business traffic increased by 2.6% in domestic long distance (DLD) and 4.2% in outgoing international long distance (ILD), reaching 663.9 million minutes and 67.0 million minutes respectively. The ATM link decreased by 7.3%, and dedicated IP links grew by 35.1%.

As of December 31, 2004 , the Company's personnel included 3,745 employees (excluding the staff of Telefonica Movil S.A.) , which partly explains the 20.7% decrease in comparison to December 2003. This decrease is also due to the effects of Telefonica's restructuring process materialized in May and November 2004.

Organizational Restructuring

In the framework of the Company's business restructuring taking place during the year ended as of December 31, 2004, Telefónica modified its executive structure in May and also adjusted its staff in November, in accordance with the changes experienced in the market and the telecommunications business in Chile.

3

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of payment terms and interest rates of current loans and also through the overall market decline in interest rates. As of December 31, 2004, the financial debt reached Ch$ 606,517 million, reflecting a decrease of 29.8% compared to the financial debt of Ch$ 863,632 million recorded as of December 31, 2003. The decrease in indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated in turn into a downturn of 13.9% in financial expenses in 2004.

Sale of Participation in Publiguías

On April 26, 2004, Telefónica CTC Chile sold to Telefónica Publicidad e Información S.A. all its participation (equivalent to 9% of capital stock) in Sociedad Impresora y Comercial Publiguías S.A. The price of the transaction was US$ 14.8 million, equivalent to Ch$ 9,013 million, with a Net Income of Ch$ 4,940 million (historical).

Sale of Telefónica Móvil

The Extraordinary Shareholders' Meeting held on July 15, 2004, approved the sale of Telefónica Móvil de Chile to Telefónica Móviles (TEM), with 69.1% approval of the shares issued and paid. The level of approval of the shares present at the Meeting was 73.8%.

The shareholders approved selling the subsidiary for a total of US$ 1,250 million, which is composed of US$ 1,007 million for the value of the shares and payment of the debt that Telefónica Móvil de Chile has with the parent company and the purchaser has to pay Telefonica Movil S.A. the tax derived from the operation with a maximum of US$ 51 million.

In addition to this matter, the Meeting approved distribution of a dividend of US$ 0.626856 per share, with a charge to retained earnings. Additionally at the meeting held on June 14, 2004, the Board approved payment of an interim dividend of US$ 0.208952 per share, with a charge to net income for 2004. Both dividends total approximately US$ 800 million.

In third place, the Meeting approved the modification of the Investment and Financing Policy, eliminating all reference to the assets of Telefonía Móvil de Chile.

Payment of the dividend and modification of the Investment and Financing Policy are subject to the signing of the respective contract and cash payment of the price.

On July 23, 2004, a contract was signed for the sale of shares of Telefónica Móvil de Chile S.A. to TEM Inversiones Chile Limitada, subsidiary of Telefónica Móvil S.A., under the terms agreed upon by the Extraordinary Shareholder' Meeting of July 15, 2004, in virtue of which TEM Inversiones Chile Limitada, paid US$ 1,058 on July 28, 2004 for the value of the shares plus Ch$ 161,440,964,893 for the debt that Telefónica Móvil de Chile S.A. had with Compañía de Telecomunicaciones de Chile S.A. as of July 15, 2004. As a result of this operation resulted in Telefónica CTC Chile generated an after-tax profit of approximately US$ 470 million.

Repurchase of Yankee Bonds

On December 1, 2004, the Company completed a Tender Offer for US$ 200 million for its two series of Yankee Bonds. The amount repurchased was US$ 182 million and reduced debt from US$ 388 to US$ 206 million.

This measure allowed improving the Company´s leverage, decreases in annual financial expenses and fulfills the commitment to reduce the debt to creditors as part of obtaining waivers for the sale of Telefónica Móvil.

Syndicated Loan for US$ 200 million

On December 16, 2004, Telefónica CTC Chile concluded the renegotiation of a syndicated loan for US$ 200 million, which meant among other aspects, extending the debt maturity from February

4

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

and August 2005 to December 2009 and adjusting the spread over the Libor interest rate, to the current market conditions from 112.5 bps to 40 bps.

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries issued Tariff Decree No. 169 which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, Telefónica CTC Chile S.A. filed two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No. 169. The first presentation denounces manifest mathematical errors in Decree 169 and requested the authorities to correct them. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost allocation of the various tariffs.

On September 16, 2004, the Ministries issued their report to the Chilean General Comptroller in relation to the impugnation formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model, a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

The Ministries defended the assignment of costs for access charges of Decree No. 169, indicating that such criteria is in accordance with the resolutions of antitrust agencies and pursuant to the Technical Economic Basis.

With regard to the conceptual aspects claimed by Telefónica CTC Chile that impact the definition and scope of the services included in the decree, the Ministries rejected them, as well as the appeals of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appeal again to the Chilean General Comptroller, in order to request correction of new mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel reentered Decree N°. 169 to the Chilean General Comptroller on December 30, 2004, prior modification of certain tariffs of Network Unbundling services, in the item "Adjustment of Civil Works". Likewise, Subtel once again modified among other tariffs those of item "Adjustment of Civil Works", reentering Decree N° 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005. Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel made appeals regarding to the tariffs set by the Ministries for providing "Adjustment of Civil Works" and on its part Telmex accompanies information that sustains that access charges tariffs must be based on direct cost.

As of January 31, 2005, the Chilean General Comptroller has not made a pronouncement on Tariff Decree No. 169, the report of the Ministries and the appeals formulated by Telefónica CTC Chile and by the telecommunications companies indicated above.

On February 11, 2005 Tariff Decree N° 169 was published in the Official Gazette resulting in the following tariffs for the five year period, beginning on May 6, 2004.

Telefónica CTC Chile will apply the new tariffs retroactively to customers beginning on May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transportation and Telecommunications, which regulated conditions (without

5

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

restrictions as to levels or structure) to the offer of diverse plans and joint offers can be offered by the dominant operators of the local telephone public service.

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan. Telefónica CTC Chile requested that the authority dictate the corresponding regulation in this respect.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer's needs.

Dividends Policy

On September 21, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distributing dividends from 30% to 100% of net income for each year through an interim dividend in November of each year and a final dividend that will be proposed at General Shareholders' Meeting. In this context, the Board agreed to distribute an interim dividend against 2004 income for the year, for the total sum of Ch$ 124,430 million in November 2004 (equivalent to US$ 200 million) and subsequently, propose to the Shareholders' Meeting, of April 2005, distribution of accumulated earnings as of December 31, 2004, through an eventual final dividend.

2.    VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE N°. 1
VOLUME STATISTICS

Description	December 2003	December 2004	Variation
			Q	%
Lines in Service at (end of period)	2,416,779	2,427,364	10,585	0.4%
Total Average Lines in Service	2,558,291	2,406,266	(152,025)	-5.9%
Local calls (millions) (1)	4,841	4,615	(226)	-4.7%
Inter-primary DLD Minute(2) (thousands)	2,545,118	2,134,945	(410,173)	-16.1%
Total ILD Minutes(3) (thousands)	1,483,157	1,083,068	(400,089)	-27.0%
ILD Minute Outgoing (incl. Internet)	1,114,563	673,986	(440,577)	-39.5%
ILD Minutes Incoming	368,593	409,081	40,488	11.0%
Line Connections	308,266	343,318	35,052	11.4%
ADSL Connections in Service	125,262	200,794	75,532	60.3%
Permanent Personnel Telefónica CTC Chile (4)	2,624	2,816	192	7.3%
Permanent Personnel Subsidiaries (4)(5)	2,096	929	(1,167)	-55.7%
Total Corporate Personnel (4)	4,720	3,745	(975)	-20.7%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.	ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with contracts for determined term.

5.	In 2003 includes Móviles.

6

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

TABLE N° 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of December 31, 2004)

Description	December 2003	December 2004	Variation
			MCh$	%
Land, Infrastructure, Machinery and Equipment	4,052,538	3,531,528	(521,010)	-12.9%
Projects and Works in Progress	104,297	63,822	(40,475)	-38.8%
Accumulated Depreciation	(2,281,220)	(2,212,473)	68,747	-3.0%
NET PROPERTY, PLANT & EQUIPMENT	1,875,615	1,382,877	(492,738)	-26.3%

7

Managment Discussion and Analysis of the Consolidated Financial Statements

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED AS OF DECEMBER 31, 2004 AND 2003
(Figures in millions of pesos as of 12.31.04)

DESCRIPTION	Jan - Dec 2003	Jan - Dec 2004	VARIATION (2004/2003)
			MCh$	%
OPERATING REVENUES
FIXED TELECOMUNICATIONS	439,749	422,223	(17,526)	−4.0%
Basic Telephony	334,818	299,851	(34,967)	−10.4%
Fixed Monthly	155,946	146,805	(9,141)	–5.9%
Variable charge	147,242	118,194	(29,048)	–19.7%
Connections and Other Installations	5,763	3,896	(1,867)	–32.4%
Flexible Plans (Minutes)	—	8,692	8,692	N.A.
Value Added Services	18,583	17,087	(1,496)	–8.0%
Others Basic Telephony Services	7,284	5,177	(2,107)	–28.9%

BROADBAND	13,490	25,162	11,672	86.5%
ADSL	8,276	18,946	10,670	N.A.
Internet Connection for Companies	5,214	6,216	1,002	19.2%

Access Charges and Interconnections(1)	26,271	31,587	5,316	20.2%
Domestic Long Distance	8,986	10,121	1,135	12.6%
International Long Distance	2,752	2,807	55	2.0%
Access Charges Mobile – Fixed	6,496	7,744	1,248	19.2%
Other Interconnection Services	8,037	10,915	2,878	35.8%

Other Local Telephone Services	65,170	65,623	453	0.7%
Advertising in Telephone Directories	5,515	5,882	367	6.7%
ISP (Switchboard and Dedicated)	2,682	3,118	436	16.3%
Telemergencia (Security Services)	4,879	6,681	1,802	36.9%
Public Phones	11,358	10,838	(520)	–4.6%
Interior Installation and Equipment Rental	31,710	31,275	(435)	–1.4%
Equipment Marketing	9,026	7,829	(1,197)	–13.3%

LONG DISTANCE	63,196	61,589	(1,607)	–2.5%
Long Distance	26,864	24,624	(2,240)	–8.3%
International Service	25,190	23,927	(1,263)	–5.0%
Network capacity and circuit rentals	11,142	13,038	1,896	17.0%

CORPORATE COMMUNICATIONS	80,701	82,906	2,206	2.7%
Terminal Equipment	17,988	13,575	(4,413)	–24.5%
Complementary Services	16,408	16,704	296	1.8%
Data Services	27,363	31,150	3,787	13.8%
Dedicated links and others	18,942	21,477	2,535	13.4%

MOBILE COMMUNICATIONS	243,565	132,214	(111,351)	–45.7%
Mobile Communications (outgoing traffic)	153,163	93,549	(59,614)	–38.9%
CPP Interconnection(2)	90,402	38,665	(51,737)	–57.2%

8

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

DESCRIPTION	Jan - Dec 2003	Jan - Dec 2004	VARIATION (2004/2003)
			MCh$	%
OTHER BUSINESSES	5,899	3,943	(1,956)	–33.2%
TOTAL OPERATING REVENUES	833,110	702,875	(130,236)	–15.6%
OPERATING COSTS	(539,128)	(444,450)	94,678	–17.6%
Salaries	(58,260)	(48,046)	10,214	–17.5%
Depreciation	(270,279)	(219,686)	50,593	–18.7%
Other Operating Costs	(210,589)	(176,718)	33,871	–16.1%
ADMINISTRATION AND SELLING COSTS	(175,740)	(159,291)	16,449	–9.4%

TOTAL OPERATING COSTS	(714,868)	(603,741)	111,127	–15.5%

OPERATING INCOME	118,242	99,134	(19,109)	–16.2%
Interest Income	7,254	9,286	2,032	28.0%
Other Non-operating Income	12,642	475,489	462,847	N.A.
Income from Investment in Related Companies(4)	697	542	(155)	–22.2%
Interest Expenses	(62,776)	(54,054)	8,722	–13.9%
Amortization of Goodwill	(23,661)	(140,402)	(116,741)	N.A.
Other Non-operating Expenses	(12,783)	(24,670)	(11,887)	93.0%
Monetary correction	651	8,982	8,331	N.A.

NON-OPERATING INCOME	(77,976)	275,173	353,149	C.S.

INCOME BEFORE INCOME TAX	40,266	374,307	334,040	N.A.
Income taxes	(29,735)	(62,395)	(32,660)	N.A.
Minority Interest	(144)	(283)	(139)	96.5%

NET INCOME(5)	10,387	311,629	301,241	N.A.

(1)	Due to accounting consolidation does not include access charges of 188 Mundo Telefónica and Globus.

(2)	Corresponds to income recorded in Telefónica Móvil.

(3)	Includes revenues from Sonda, until August 2003, Telemergencia, Tgestiona and Telefónica Internet Empresas.

(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5)	For comparative purposes certain reclassifications have been made for 2003 statements of income.

9

Managment Discussion and Analysis of the Consolidated Financial Statements

3.    ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of December 31, 2004, operating income reached Ch$ 99,134 million which represents a decrease of 16.2% compared to previous year.

Operating Revenues

Operating revenues for the year amounted to Ch$ 702,875 million presenting a decrease of 15.6% in relation to revenues obtained in 2003 that reached Ch$ 833,110 million.

This variance was originated in the decrease in mobile services that were 45.7% below the level of the previous year, due to the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004, together with a 4.0% decrease in income from fixed telephony due to a drop in income from basic telephony, compensated in part by an increase in revenues from broadband and access charges and intercomection.

Revenues from Fixed Telecomunications:    Revenues from fixed telecommunications decreased by 4.0% mainly due to the 10.4% decrease in basic telephony in respect to the previous year, derived from the 19.7% decrease in the level of variable charges, as a consequence of a 5.9% drop in the number of average lines in service, to the drop in traffic per line, the lower revenues provision derived from the application of the new tariff decree, and to the migration of customers to flexible plans, offset in part by the provision for higher revenue due to the effects of the application of the new tariff decree. Revenues from connections and other installations were situated 32.4% under the value reached the previous year, whereas flexible minute plans offered to customers as of 2004 reached Ch$ 8,692 million, while value added services decreased by 8.0% partly due to the drop in lines in service and the migration of customers to advanced equipment, whereas other basic telephone income shows a drop of 28.9%.

The above was partly compensated by the contribution of broadband services that have been showing sustained growth, reaching Ch$ 25,162 million in 2004 while the previous year revenues from these services amounted to Ch$ 13,490 million.

Access charges and interconnections increased by 20.2%, mainly due to a 12.6% increase in revenue from domestic long distance access charges together with a 35.8% increase in other interconnection services.

Other local telephone services increased by 0.7%, equivalent to Ch$ 453 million explained basically by the Ch$ 1,802 million growth in revenue from Telemergencia (Home Security) service that reached Ch$ 6,681 million in 2004 whereas the previous year they amounted to Ch$ 4,879 million, to the 6.7% increase in revenue from directory advertising and the 16.3% increase in switchboard and dedicated ISP. The above was partly offset by the decrease in revenue from sale of equipment and lower revenue from public telephones, interior installations and equipment rental.

Long Distance:    Revenues from these services decreased by 2.5% in comparison to 2003, due to a decrease of 8.3% and 5.0% in revenues from DLD and ILD respectively, situation that was influences by a decrease in average outgoing long distance prices, in spite of a 2.6% growth in ILD traffic and a 4.2% increase in outgoing ILD traffic. The above is partly offset by the incorporation of revenue from media and circuit rental to Telefónica Móviles de Chile, as of July 2004.

Corporate Communications:    This business revenue shows a 2.7% increase in respect to the previous year, mainly due to a 13.8% increase in data together with a 13.4% increase in revenue from circuits, partly offsetting the 24.5% drop in revenues from commercialization of terminal equipment.

Mobile Communications:    Total revenues from this business decreased by 45.7% due to the deconsolidation of this business as a result of the sale of Telefónica Móvil de Chile S.A. in July 2004, even though the period from January to June 2004 showed an increase in relation to 2003, mainly due to the growth experienced by the average mobile customer portfolio.

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

Other Businesses:    This revenue showed a 33.2% decrease mainly due to the deconsolidation of Istel (Company-owned health insurance company) as of September 2003.

Operating Costs

Operating costs for the year reached Ch$ 603,741 million, decreasing by 15.5% in relation to 2003, year in which they reached Ch$ 714,868 million, notwithstanding that when the mobile operations are excluded, consolidated operating costs reached Ch$ 473,878 decreasing by 4.5% in relation to 2003.

This effect is explained by a decrease in the levels of depreciation presented by the Corporation, associated to lower investments. Additionally a decrease in costs is appreciated due to the efforts displayed in the efficient use of resources applied by the Company in the last years.

3.2    NON-OPERATING INCOME

Non-operating income obtained in the year ended as of December 31, 2004 shows a surplus of Ch$ 275,173 million, figure that positively compares to the non-operating deficit in 2003 in the amount of Ch$ 77,976 million. The variation in non-operating income is broken down in the following manner:

Financial income shows an increase of 28.0%, mainly due to higher volumes of available funds arising from the sale of the mobile subsidiary and from operations, which were destined transitorily to financial investments.

Other non-operating income reached Ch$ 475,489 million, mainly due to gain generated by the sale of subsidiary Telefónica Móvil de Chile S.A. and to the sale of the participation in Publiguías recorded in 2004, whereas in 2003 the level of this income was lower, mainly due to the higher market value of Terra Networks shares, the sale of the 35% participation in Sonda and compensatory indemnities.

Financial expenses decreased by 13.9% in 2004, mainly associated to lower interest bearing debt, renegotiation of rates of current loans, the drop in market interest rates and the effect of the drop in the exchange rate.

Amortization of goodwill increased by Ch$116,741 million in relation to 2003, corresponding mainly to amortization of goodwill in the investment in subsidiary Telefónica Móvil de Chile S.A., sold during 2004.

Other non-operating expenses increased by 93.0%, due mainly to restructuring costs and an increase in the expired assets provision recorded in 2004 higher than the costs recorded in 2003.

Price-level restatement from January to December 2004 recorded an income of Ch$ 8,982 million, originated mainly by the effect of foreign currency cash flows from the sale of the mobile subsidiary and in turn to recording payment of the dividend of August 2004 denominated in foreign currency, whereas the previous year net income amounted to Ch$ 651 million. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and 70% hedge for interest rate. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variation in 2003 and 2004.

3.3    NET RESULT FOR THE YEAR

The net result totaled a net income of Ch$ 311,629 million, in comparison with net income of Ch$ 10,387 million in 2003. The result obtained in 2004 derives mainly from non-operating net income of Ch$ 275,173 million obtained in 2004, partly offset by a 16.2% decrease in operating income and an increase in income tax due mainly to gain from the sale of the mobile subsidiary.

4.    RESULTS BY BUSINESS AREA

Fixed Telephony Business:    Presented a net income of Ch$ 292,336 million in the year, situation that positively compares to the deficit of Ch$ 12,012 million recorded the previous year, due to higher

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

non-operating income mainly due to the effect of the sale of subsidiary Telefónica Móvil de Chile S.A. that generated net income of approximately Ch$ 302,658 million (historical), whereas operating income decreased by 9.0%. Income from this business excluding the effect of the mobile operation shows a net loss of Ch$ 10,322 million.

Corporate Communications Business:    This business contributed net income of Ch$ 15,803 million in the year, an 11.4% decrease in relation to 2003 which shows a net income of Ch$ 17,841 million, mainly due to 1.2% lower operating income and the higher level of taxes since 2003 had a lower tax load due to the sale of the participation in Sonda. The above is partly offset by the 82.7% decrease in non-operating loss compared to that obtained in 2003.

Long Distance Business:    as of December 31, 2004 shows net income of Ch$ 10,332 million, a 46.1% decrease in relation to the previous year. This variation is composed of a decrease of 23.6% in operating income and a greater non-operating deficit in the amount of Ch$ 4,898 million whereas in 2003 it reached Ch$ 1,035 million.

Mobile Business:    The mobile business shows a net loss of Ch$ 7,978 million in the year, whereas in 2003 it shows net income of Ch$ 4,664 million. This effect is mainly due to an increase in operating income in the period from January to June 2004, equivalent to 16.5% and to the effect of the 28.5% increase in its operating costs due to the strong growth it has maintained. In July 2004, due to its sale, Telefónica Móvil de Chile S.A. was deconsolidated.

Other Businesses:    The businesses as a whole generated net income of Ch$ 1,134 million and operating net income of Ch$ 1,376 million in the year, whereas during the previous year a net loss of Ch$ 19,274 million was recorded with an operating loss of Ch$ 10,598 million. These businesses mainly include teletoll services, technonautics, shared services, operation of other businesses and the effect of the sale of the participation in the ownership of Istel (Company-owned health insurance company) in 2003.

The corporate result excluding the effect to the sale of the mobile operation in the businesses of the basic telephone services.

The following graph shows the contribution of each business area to the corporate result, exclusing the effect of the sale of the mobile operation in the businesses of basic telephone service:

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

REVENUES AND COSTS BY BUSINESS
AS OF DECEMBER 31, 2003 AND 2004
(Figures in millions of pesos as of 12.31.04)

	Fixed Telecomunications		Corporate Communications		Long Distance		Mobile Telephones		Others
	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004	Jan-Dec 2003	Jan-Dec 2004
Operating Revenues	508,539	489,809	101,047	101,486	94,032	88,037	248,463	136,826	22,460	18,677
Revenues	439,749	422,223	80,701	82,906	63,196	61,589	243,565	132,214	5,899	3,943
Intercompany Transfers	68,790	67,586	20,346	18,580	30,836	26,448	4,898	4,612	16,561	14,734

Operating Expenses	(444,090)	(431,145)	(80,496)	(81,182)	(69,059)	(68,957)	(234,654)	(140,318)	(33,058)	(17,301)
Payroll	(52,839)	(58,683)	(8,309)	(9,117)	(5,796)	(2,965)	(14,747)	(8,577)	(10,431)	(5,459)
Depreciation	(183,273)	(169,091)	(12,407)	(11,538)	(11,219)	(12,016)	(65,618)	(35,885)	(889)	(170)
Goods and Services	(132,288)	(132,348)	(21,687)	(20,592)	(36,135)	(37,502)	(143,310)	(90,013)	(15,925)	(9,585)
Intercompany Transfers	(75,690)	(71,023)	(38,092)	(39,935)	(15,909)	(16,474)	(10,979)	(5,843)	(5,813)	(2,087)

Operating Income	64,449	58,664	20,551	20,304	24,973	19,080	13,809	(3,492)	(10,598)	1,376
Non-operating Income and Expenses
Financial Expenses	(61,916)	(53,542)	(18)	(40)	(16)	(1)	(891)	(468)	64	(2)
Other Income and Expenses	(4,782)	334,128	(614)	(349)	884	(4,290)	(1,655)	(340)	(9,028)	(122)
Intercompany Transfers	16,647	8,830	(509)	191	(1,903)	(607)	(8,698)	(5,018)	(487)	5
Non-operating Income	(50,050)	289,416	(1,141)	(198)	(1,035)	(4,898)	(11,244)	(5,826)	(9,451)	(119)

R.A.I.I.D.A.I.E (*)	259,588	570,714	31,836	31,684	35,174	26,198	69,074	27,036	(19,223)	1,429
Taxes and Others	(26,411)	(55,744)	(1,569)	(4,303)	(4,772)	(3,850)	2,099	1,340	775	(123)
Income After Taxes	(12,012)	292,336	17,841	15,803	19,166	10,332	4,664	(7,978)	(19,274)	1,134
Result without effect sale Móviles		(10,322)

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
AS OF DECEMBER 31, 2003 AND 2004
(Figures in millions of pesos as of 12.31.04)

(*) In 2004 excludes the effect to the sale of the mobile subsidiary in July 2004.

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Managment Discussion and Analysis of the Consolidated Financial Statements

5.    STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of December 31, 2004)

Description	December 2003	December 2004	Variation
			MCh$	%
Cash flows from operating activities	291,433	221,919	(69,514)	−23.9%
Cash flows from financing activities	(176,078)	(852,006)	(675,928)	N.A.
Cash flows from investment activities	(102,448)	759,412	861,860	C.S.
Effect of inflation on cash and cash equivalents	(518)	(6,347)	(5,829)	N.A.
Net change in cash and cash equivalents for the period	12,389	122,978	110,589	N.A.

The positive variation of Ch$ 122,978 million in cash flows for 2004 compared to the positive variation of Ch$ 12,389 million in 2003, is derived from the generation of greater cash flows from investment activities due to the sale of permanent investments mainly offset by greater cash flows from financing activities destined to payment of dividends in 2004.

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

6.    FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

Description	Jan-Dec 2003		Jan-Dec 2004
LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)		0.86		1.21
Acid Ratio
(Most liquid assets / Current Liabilities)		0.14		0.25
DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders' Equity)		0.93		0.92
Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)		0.59		0.62
Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)		1.53		7.75
RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
(Operating Income / Operating Revenues)		14.2%		14.1%
Operational Income Return
(OperatingIncome / Net Property, Plant and Equipment (1))		5.9%		5.3%
Net Income per Share
(Net Income / Average number of paid shares each year)		$10.9		$325.6
Return on Equity
(Income / Average shareholders' equity)		0.8%		27.0%
Profitability of Assets
(Income/Average assets)		0.39%		14.00%
Operating Assets Yield
(Net income / Average operating assets (2))		0.54%		19.13%
Return on Dividends
(Paid dividends / Market Price per Share)		0.8%		42.4%
ACTIVITY INDICATORS
Total Assets	MCh$	2,557,355	MCh$	1,894,621
Sale of Assets	MCh$	32,994	MCh$	207,963
Investments in other companies and property, plant and equipment	MCh$	147,604	MCh$	84,267
Inventory Turnover
(Cost of Sales / Average Inventory)		3.11		3.48
Days in Inventory
(Average Inventory / Cost of sales times 360 days)		115.83		103.52

(1)	Figures at the beginning of the year, restated.

(2)	Property, plant and equipment are considered operating assets

From the previous table we highlight the following:

The common liquidity ratio shows an increase due to a 2.1% increase in current assets, as a product of greater funds transitorily available, whereas current liabilities decreased by 30.3% in respect to the previous year.

The decrease in the debt ratio is explained by a 27.0% drop in the level of demand liabilities, whereas shareholders' equity decreased by 25.5%, mainly due to the distribution of accumulated net income through payment of dividends.

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY'S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8.	REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expires on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13, 2003, Telefónica CTC Chile requested the Antitrust Commission to liberate tariffs in specific geographic areas and to define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the tariff setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, Telefónica CTC presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries, which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and Transportation and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for deregulated tariffs for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for tariff flexibility, informed favorably by the Regulator, the Resolutive Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile, the Resolutive Commission clarified Resolution No. 686, dictating to this effect Resolution No. 709, which disposed that notwithstanding the rate setting by the administrative authority, the dominant operators could offer lower tariffs or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Basis. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Basis of Subtel and requested the formation of an Experts Commission as defined by law and in the Regulations that govern the procedure, advertising and participation of the tariff setting process.

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one which was approved by majority.

On July 25, 2003, Subtel issued Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Basis that guides the tariff study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to tariff setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Basis for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Tariff Study that sets the levels, structure and indexation mechanisms of the services subject to tariff regulation.

On March 5, 2004, the Ministries presented their Report on Objections and Counterproposals to the Tariff Study filed by Telefónica CTC Chile on November 6, 2003. The Company requested the formation of an Expert Commission, which was officially established on March 12. This Commission issued its report on April 2, ruling on the queries posed by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile filed its Report on Amendments and Reiteration for the Tariff Study with the Ministries. This report included the recommendations of the Expert Commission and reiterated support for those matters not subject to the Commission's opinion.

On May 4, 2004, the Ministries issued Tariff Decree No. 169, which they sent together with the supporting report to the Chilean General Comptroller for legislative review.

On June 2, 2004, Telefónica CTC Chile filed two presentations with the Chilean General Comptroller as part of the decree's legislative review process. The first reported mathematical errors in the decree and requested that the authorities correct them. The second presentation outlined legal objections regarding the conceptual aspects of the decree affecting the definition and the scope of the services included therein. Both presentations expressly reserved the Company's right to take action before the competent courts.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Tariff Decree No. 169, objecting to the assignment of costs of access charges and the criteria for cost assignation of the different tariffs.

On September 16, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, issued their report to Chilean General Comptroller in response to the appeals formulated by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that as a result of the review of the tariff model many of the mathematical errors claimed by Telefónica CTC Chile were corrected and they also made further corrections to the Tariff Decree.

In turn the Ministries defended the assignment of cost of access charges in T.D. 169, stating that such criteria has been made in conformity with the resolutions of antitrust organizations and those prescribed by the Technical Economic Basis established for this tariff process.

With regard to the conceptual aspects claimed by Telefónica CTC Chile affecting the definition and scope of the services included in the decree, the Ministries rejected them along with the appeals of Entel , Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile appealed again to the Chilean General Comptroller in order to request the correction of mathematical errors incurred by the Ministries precisely at the moment of correcting the errors denounced by Telefónica CTC Chile. Likewise, there was insistence on certain conceptual aspects.

Subtel once again submitted Decree No. 169 to the Chilean General Comptroller on December 30, 2004, modifying certain tariffs of network unbundling services, in the item "Adjustment

17

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

of Civil Works". Likewise, Subtel once again modified among other tariffs those of item "Adjustment of Civil Works", resubmitted Decree No. 169 to the Chilean General Comptroller on January 14, 2005.

In addition, in January 2005, Entel and Telmex filed new presentations to the Chilean General Comptroller, where Entel objects to the tariffs set by the Ministries for providing "Adjustment of Civil Works" and on its part Telmex accompanies information that sustains that access charge tariffs must be based on direct cost.

As to January 31, 2005, the Chilean General Comptroller had not made a pronouncement on Tariff Decree No. 169, the report of the Ministries, objections formulated by Telefónica CTC Chile and by the telecommunications companies indicated above.

On February 11, 2005, Tariff Decree No. 169 was published in the Official Gazette resulting in the following tariffs for the five year period, beginning on May 6, 2004.

Telefonica CTC Chile will apply the new tariffs retroactively to customers beginning May 6, 2004.

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: "Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are insufficient to ensure a free pricing system, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority."

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Tariff flexibility allows Telefónica CTC Chile to offer its customers diverse commercial plans other than the regulated plan, stipulated by the authority, in accordance with the conditions so defined for that purpose by the respective authority.

Telefónica CTC Chile started offering alternatives to the regulated plan in order to adapt to customer's needs.

Mobile Telephony Tariff Decree

Decree No. 97 is in effect as of February 12, 1999. It establishes maximum tariffs for Telefónica Móvil S.A for interconnection services, including mobile access charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil de Chile S.A. presented the Tariff Study to set the tariffs for services subject to regulation.

On January 20. 2004, the Ministries, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for acceptance by the Chilean General Comptroller, together with the supporting report.

On April 12, 2004, the Chilean General Comptroller accepted the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Modifications to the Regulatory Framework

Telephone attention of complaints and gratuity of communications destined to emergency services

Decree No. 590 of the Ministry of Transportation and Telecommunications mandated free access for communications destined to levels of emergency services 131, 132 and 133 and communications

18

Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

destined to emergency services are exempt from service disconnection; the obligation of the telephone companies to attend to complaints through the telephone is established and a new 105 number for special services is created to his purpose. In this respect, Telefónica CTC Chile had already incorporated the gratuity of those communications as of May 6, 2004 based on the coming into force of tariff decree No. 169 and, in turn, attention of claims by telephone had been established since the end of 2000 through its special 107 number. In terms of enabling emergency communications from lines subject to service disconnection, Telefónica CTC Chile provided this service on lines connected to exchanges that had the capacity and functionality to maintain access to emergency services even when service is cut off due to subscriber delinquency.

New format of Single Telephone Bill.

Decree No. 510 of the Ministry of Transportation and Telecommunications establishes the minimum contents and other elements of the Single Telephone Bill and sets a period of 120 days which expires on April 6, 2005 to apply the dispositions established in the mentioned decree.

Technical Standard that classifies complementary services into categories.

Through Exempt Resolution No. 1319, of October 6, 2004, the Undersecretary of Telecommunications (Subtel) established supplementary services categories and assigned numbers to the respective categories of complementary services to which users can access through the public telephone network.

Public consultation regarding regulatory projects.

In July and August, Subtel initiated a process of public inquiries with the operators in the telecommunications sector for regulatory proposals for Network Unbundling and IP Telephony, respectively.

The Network Unbundling proposal (that was subjected to a new public inquiry in December), defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations which renders additional burdens to companies subject to network unbundling (obligation to invest, new rights to clients, discrimination in the obligations according to the technology used, etc.). Additionally, the obligation of resale is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in the mentioned public inquiries making their observations and formulating their legal objections, emphasizing that the majority proposals are a matter of law and not a matter of resolution, while other aspects of the regulatory proposal could not even be addressed as a law since they affect the rights that are guaranteed by the Chilean Constitution.

The proposal for IP Telephony defines a special type of telephony over broadband, which is provided over existing infrastructure and with lower regulatory requirements than traditional telephony (for example: the multicarrier system for domestic long distance is not applied). This discriminates traditional local operators, for which different conditions apply for the same service. The company along with other operators presented its observations and legal objections to the proposal, considering it among others, discriminatory as well as inhibits investment in new infrastructure and broadband.

As of January 31, 2005, Subtel has not ruled on the comments and legal objections by Telefónica CTC Chile and the other companies, nor has it issued final regulations.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that "having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances in the problem and the prudence that must orient public actions", and that the rejection "has had no other motivation than to protect the general interest and progress of the telecommunications services".

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed lawsuit for the damages against the Government in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Proceedings are currently underway and expert reports have been presented on various aspects of the case supporting the position held by Telefónica CTC Chile.

9.	ANALYSIS OF THE MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry.

During 2004, the Telecommunications industry maintained the dynamism that characterizes it, with important events such as mergers and acquisitions and the constant changes in consumer choices for telecommunications services .

It is estimated that lines in service during 2004 reached 3.3 million reflecting a 2% increase in respect to the same period last year, likewise, voice services show annual variations of approximately −5% in local, −9.4% in DLD and –0.1% in ILD.

It is estimated that in 2004 the mobile telephony market reached a total of 9.5 million subscribers, which represents accumulated growth in the order of 28% as of December 2004.

During 2004, the Internet market shows a migration from narrowband with a total of 6,415 million minutes and a 42% increase in the Broadband market which, as of December 2004, reaches 506 thousand accesses, 53% using ADSL.

Relevant aspects in the competitive arena.

Telefónica Móviles S.A. (TEM) acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004, Telefónica Móviles S.A. announced a purchase agreement for the assets of Bellsouth Corporation in Latin America. This agreement includes Bellsouth's mobile operations in Chile which operates on a 25 Mhz spectrum in the 800 Mhz band with TDMA and 10 Mhz in the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Directors of Telefónica CTC Chile unanimously approved the offer made by Telefónica Móviles S.A., to purchase 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders' Meeting.

On July 15, 2004, the Shareholders' Meeting was held to decide on the sale of the mobile subsidiary of Telefónica CTC Chile, in which the shareholders made a counteroffer that meant that Telefónica Móviles S.A had to assume payment of the taxes derived from the operation.

On July 23, 2004, the sales contract was signed for all the shares of the subsidiary; with which, Telefónica CTC Chile no longer participates in the mobile business.

Telefónica Móviles S.A. consults the Bellsouth purchase with the Antitrust Commission

Telefónica Móviles S.A., subsidiary of Telefónica S.A. consulted with the Court of Free Competition in respect to the contract denominated "Stock Purchase Agreement" dated March 5,

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

2004, signed with Bellsouth Corporation, through which it acquires all the telephone assets of the latter within Central and South America, among which is its indirect participation in 100% of Bellsouth Chile S.A., current mobile telephone operator in the Chilean market.

On January 4, 2005 the Antitrust Commision approved the consultation of Telefónica Móviles S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, all joint offers for regular and mobile telephone services, commercialized by the merged company and which considers regular telephone services provided by Telefónica CTC Chile, will be understood as a joint offer made by Telefónica CTC Chile and therefore must be regulated by Decree No. 742 of the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

Telmex enters the domestic market with the purchase of AT&T LA and Chilesat.

In April 2003, AT&T Latin America, owner of AT&T Chile, filed to reorganize its operations Chapter 11 of the Bankruptcy Law of the United States. This process derived in a private auction in October 2003 which was granted to Telmex who take over the operation in the first quarter of 2004. At the end of April 2004, Telmex announced the acquisition of Chilesat Corp (third long distance operator), which was completed in June 2004. After the operation Telmex owns 99% of Chilesat; beginning the integration of the operations of the acquired companies.

Liberty Media takes control of United Global Com, Head Office of VTR.

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with the Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR Chile. After that operation, Liberty requested the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate 98% of the Cable TV market in Chile (over 90% in Pay TV) and are relevant competitors in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General's Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, requiring certain conditions , of distribution of contents, prices and quality of service and opening of cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

Operators double Broadband speed at the same price.

On September 24, 2004, Telefónica CTC Chile announced it would double the connection speed for all its broadband customer, maintaining the same prices. This commercial offer was subsequent ally followed by the other operators.

Analysis of relative market share

Local Telephone Service.

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local telephone services. Concessions granted by the Undersecretary of Telecommunications and the Ministry of Transport and Telecommunications (Subtel) are the entry barriers to this industry.

The fixed telephony segment is comprised of eight urban and three rural companies operating under license. Market penetration in terms of lines in service stood at 20.8 per 100 inhabitants at December 2004, a slight increase compared to 20.5% in 2003.

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

Long Distance.

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a drop estimated at 12.2% in the fourth quarter of 2004 compared to the fourth quarter of 2003. In the same period a decrease of 4.5% of market ILD traffic is estimated. In the year end 2004, Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and Globus 120, reached an estimated 45.2% market share in domestic long distance and 30.0% in outgoing international long distance. Likewise, in annual terms, Telefónica CTC Chile reached an estimated market share of 44.4% in domestic long distance and 31.2% in outgoing international long distance.

Corporate Communications.

This business area provides circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share of revenues of approximately 47% as of the third quarter of 2004, including sales of advanced equipment to companies.

Mobile Communications.

Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission). There are four mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking which is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile telephone services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing local telephone network services. Fixed-mobile traffic from January to December 2004 has stayed at a similar level as the same period last year, with an upward trend since the second half of 2004, mainly due to the 27% decrease in access charges to mobile networks and the increase in mobile telephone subscribers. On the contrary, mobile-fixed traffic increased by +9% between both years.

Pay TV.

The pay television market is composed of two main competitors in a merger process (VTR and Metrópolis Intercom) who jointly have over 90% of the Pay TV market with 764,946 connections as of September 2004, two satellite TV operators and close to 20 Cable TV operators in specific areas, which altogether do not exceed 4% of the market share.

Internet Access.

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 82% of switchboard traffic. IP traffic (switchboard) accumulated from January to December 2004 in the network of Telefónica CTC Chile reached the order of 6,415 million minutes with a 23% drop with respect to the same period in 2003, mainly due to migration of users to broadband.

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Managment Discussion and Analysis of the Consolidated Financial Statements (Continued)

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of December 2004, Telefónica CTC Chile broadband connections in service reached 200,794 with a growth of 60% in respect to December 2003, achieving an estimated broadband market share of 40% (considering speeds equal to or exceeding 128 kbps).

Other Businesses.

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of December 2004 has approximately 25% market share considering 10,288 public telephones. Additionally, Telefónica CTC Chile has another 17,991 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install security and monitoring systems for residential and corporate customers, providing surveillance services and any other service relating to the above. As of September 2004 it is estimated that Telefónica CTC Chile has a market share of 30% in this service.

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive interest rates in certain periods, the Company has obtained financing abroad, denominated primarly in dollars and euros and in certain cases, at a variable interest rate. For this reason the Company is exposed to two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments, the purpose of reducing the negative impact of the dollar and euro fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso exchange instruments.

As of December 31, 2004, total interest bearing debt was US$ 1,086.8 million, including US$ 731.0 million in financial liabilities in dollars, US$ 259.9 million in debt denominated in "unidades de fomento" and US$ 95.8 million of debt in Chilean pesos. In this manner US$ 731.0 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to the variations of the dollar.

Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, (at the end of the fourth quarter of 2004), in exposure to foreign exchange, close to 0%.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to increases in interest rate.

As of December 31, 2004, the Company had debts at variable interest rates, Libor, Euro Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly Forward Rate Agreements (which protect the Libor rate), to limit the future fluctuations of interest rates. As of December 31, 2004 this has allowed the Company to end with an exposure of 70% of total interest bearing debt.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMMUNICATIONS COMPANY OF CHILE
Date: March 8, 2005	By: /s/ Julio Covarrubias F. Name: Julio Covarrubias F. Title: Chief Financial Officer